UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: December 31

Date of reporting period: December 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Trust
Financial Square Funds ^{SM}

▸ Prime Obligations Fund

▸ Money Market Fund

▸ Treasury Obligations Fund

▸ Treasury Instruments Fund

▸ Government Fund

▸ Federal Fund

▸ Tax-Free Money Market Fund

ANNUAL REPORT

December 31, 2003



Letter to Shareholders

Dear Shareholders:

We welcome the opportunity to provide you with a summary of the trends and key events that affected the economy and the Goldman Sachs Trust-Financial Square Funds^{SM} during the one-year reporting period that ended December 31, 2003.

The Economy in Review

After a tepid start, the economy gained momentum as the reporting period progressed. During the first quarter of 2003, gross domestic product ("GDP") was a lackluster 1.4%, the same growth rate as the last three months of 2002. However, second quarter GDP rose to 3.3%, due in part to a sharp increase in military spending, rising exports, and a stronger manufacturing sector. Third quarter GDP was a higher than anticipated 8.2%—its sharpest advance in two decades. Consumer spending, which has propelled the economy in recent years, continued to be robust. In addition, business spending, which has been relatively weak, surged to a multi-year high. The preliminary estimate for fourth quarter GDP was 4.0%, a solid gain, but somewhat lower than market expectations.

The Federal Reserve Board (the "Fed") held short-term interest rates steady for the first five months of 2003. However, given the lack of a pronounced economic "bounce" following the end of the major fighting in Iraq, the Fed cut the federal funds rate by a quarter of a percentage point to 1.0% in June 2003, its lowest level since 1958. Since then, the Fed has left rates unchanged. At its most recent meeting in early December, the Fed stated that "an accommodative stance of monetary policy, coupled with robust underlying growth in productivity, is providing important ongoing support to economic activity." It also stated that, given the modest rate of inflation, rates could remain low "for a considerable period."

Money Market Review

The past year was an extremely challenging one for money market funds overall. Money market fund assets were down 11% in 2003, and, while assets fell, the demand for commercial paper exceeded the supply from issuers. Yields reached a 40-year low in 2003 as the Fed kept the fed funds target rate of 1.0% after it eased 25 basis points in June. This brought on an even more challenging environment, as it was difficult for some money market funds to produce positive yield returns. As the economy began to show signs of improvement in the later half of the year, we took advantage of opportunities along the yield curve.

Strategy

Taxable—Taxable funds focused on the front end of the yield curve in the first half of the year with the threat of the Fed easing. Once the Fed eased 25 basis points in June and the economic picture started improving in the third quarter, the yield curve began to steepen. Given our forecast of no immediate Fed tightening, we shifted our focus to the one-year sector as we looked to maintain weighted average maturities ("WAMs") in the 45- to 50-day range. Coming into year end, as the job market began to disappoint and the yield curve became flat, our focus went back to the shorter end of the yield curve. We continue to look to maintain WAMs in the 45- to 50-day range.

Tax-Exempt—Tax-exempt money market funds experienced continued strong cash inflows in the first half of 2003 as tax-exempt funds continued to outperform their taxable counterparts on an after-tax basis. We focused on the one-year sector as issuance increased and provided opportunities for the Funds to extend WAMs to the mid- to upper-end of their ranges. Although the tax-exempt market experienced volatile cash flows in the fourth quarter, the Fund's assets continue to grow. We are looking to maintain WAMs

1

in the 35-45 day range by purchasing in the 3 and 6-month sectors.

Summary of Financial Square Funds Institutional Shares* as of December 31, 2003.

Financial Square Funds	Standardized 7-Day Current Yield	Standardized 7-Day Effective Yield	30-Day Average Yield	Weighted Avg. Maturity (days)
Prime Obligations	0.95%	0.96%	0.96%	40
Money Market	0.96	0.96	0.96	47
Treasury Obligations	0.81	0.81	0.83	46
Treasury Instruments	0.72	0.72	0.78	56
Government	0.91	0.92	0.91	40
Federal	0.87	0.87	0.88	44
Tax-Free Money Market	0.99	1.00	0.88	37

* *Financial Square Funds offers six separate classes of shares (Institutional, Select, Preferred, Capital, Administration and Service), each of which is subject to different fees and expenses that affect performance and entitle shareholders to different services. The Select, Preferred, Capital, Administration and Service shares offer financial institutions the opportunity to receive a fee for providing administrative support. The Select shares pay 0.03%, Preferred shares pay 0.10%, Capital shares pay 0.15%, Administration shares pay 0.25%, and the Service shares pay 0.50% of the daily average net assets of each Fund. If these fees were reflected in the above performance, performance would have been reduced. From time to time Goldman Sachs Asset Management may voluntarily waive a portion of the existing service fees of the Funds. Past performance is no guarantee of future results. Yields will vary. An investment in any of the Financial Square Funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds. More complete information, including management fees and expenses, is included in the Financial Square Funds' prospectuses, or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550. Goldman Sachs Financial Square Funds[SM] is a service mark of Goldman, Sachs, & Co.*

In closing, we thank you for your continued support. As in the past, we will look for additional ways to improve our services while seeking to provide competitive performance.

Goldman Sachs Money Market Management Team
January 15, 2004

Financial Square Prime Obligations Fund

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Commercial Paper and Corporate Obligations—53.9%

Asset Backed

Blue Ridge Asset Funding Corp.

	$150,000,000	1.09%	01/06/2004	$149,977,292
	150,000,000	1.09	01/08/2004	149,968,208
	50,000,000	1.09	01/15/2004	49,978,806

Citibank Credit Card Issuance Trust (Dakota Corp.)

	200,000,000	1.10	01/07/2004	199,963,333
	100,000,000	1.10	01/08/2004	99,978,611
	100,000,000	1.10	01/09/2004	99,975,556
	200,000,000	1.10	01/14/2004	199,920,556
	200,000,000	1.10	01/16/2004	199,908,333
	200,000,000	1.10	01/23/2004	199,865,555
	100,000,000	1.11	01/23/2004	99,932,167

Corporate Receivables Corp.

	50,000,000	1.09	01/05/2004	49,993,944
	50,000,000	1.09	01/06/2004	49,992,431
	50,000,000	1.09	01/07/2004	49,990,917
	50,000,000	1.10	01/07/2004	49,990,833
	50,000,000	1.10	01/08/2004	49,989,354
	50,000,000	1.09	01/26/2004	49,962,153
	100,000,000	1.10	01/26/2004	99,923,958
	50,000,000	1.10	01/28/2004	49,958,938
	100,000,000	1.10	02/02/2004	99,902,222
	200,000,000	1.10	02/04/2004	199,792,222

CXC, Inc.

	200,000,000	1.08	01/07/2004	199,964,000

Delaware Funding Corp.

	101,199,000	1.09	01/05/2004	101,186,744
	70,140,000	1.09	01/06/2004	70,129,381
	51,105,000	1.09	01/09/2004	51,092,621

Discover Card Master Trust I Series 2000-A (New Castle)

	62,855,000	1.11	01/27/2004	62,804,611
	100,000,000	1.12	02/18/2004	99,850,667
	27,000,000	1.11	02/20/2004	26,958,375
	170,755,000	1.10	03/11/2004	170,389,774

Eagle Funding Capital Corp.

	49,345,000	1.11	01/05/2004	49,338,914
	117,914,000	1.10	01/06/2004	117,895,985
	50,056,000	1.09	01/09/2004	50,043,876
	75,133,000	1.11	01/09/2004	75,114,467
	100,173,000	1.10	01/12/2004	100,139,331

Edison Asset Securitization Corp.

	300,000,000	1.08	01/05/2004	299,964,000
	100,000,000	1.09	01/06/2004	99,984,861
	94,651,000	1.10	01/06/2004	94,636,605
	200,000,000	1.09	01/07/2004	199,963,667
	250,000,000	1.10	01/21/2004	249,847,222

Falcon Asset Securitization Corp.

	110,000,000	1.09	01/05/2004	109,986,678
	200,000,000	1.09	01/07/2004	199,963,667
	185,000,000	1.09	01/08/2004	184,960,790
	196,570,000	1.09	01/15/2004	196,486,676
	149,777,000	1.10	01/22/2004	149,680,893
	70,000,000	1.09	01/30/2004	69,938,536

FCAR Owner Trust Series I

59,918,000	1.09	01/05/2004	59,910,743
150,000,000	1.09	01/06/2004	149,977,291
100,000,000	1.09	01/26/2004	99,924,306
100,000,000	1.10	01/26/2004	99,923,611
100,000,000	1.09	01/27/2004	99,921,278
50,000,000	1.11#	02/17/2004	49,927,542
Ford Credit Floor Plan Master Owner Trust A Series 2002-1			
175,500,000	1.11	01/21/2004	175,391,775
133,000,000	1.12	01/21/2004	132,917,244
255,000,000	1.11	01/22/2004	254,834,888
35,000,000	1.11	01/28/2004	34,970,863
65,000,000	1.12	02/09/2004	64,921,133
50,000,000	1.12	02/12/2004	49,934,667
175,000,000	1.11	03/17/2004	174,589,916
50,000,000	1.12	03/17/2004	49,881,778
Fountain Square Commercial Funding Corp.			
50,000,000	1.09	01/16/2004	49,977,292
20,000,000	1.09	01/20/2004	19,988,495
50,000,000	1.09	02/06/2004	49,945,500
55,000,000	1.10	02/13/2004	54,927,736
50,000,000	1.11	02/25/2004	49,915,208
100,000,000	1.12	03/01/2004	99,813,333
Govco, Inc.			
68,000,000	1.10	01/12/2004	67,977,144
41,310,000	1.09	01/16/2004	41,291,238
145,840,000	1.10	01/21/2004	145,750,876
50,000,000	1.09	02/03/2004	49,950,042
66,000,000	1.09	02/04/2004	65,932,057
48,000,000	1.09	02/06/2004	47,947,680
70,000,000	1.10	02/17/2004	69,899,472
75,000,000	1.09	03/08/2004	74,847,854
Hatteras Funding Corp.			
66,922,000	1.10	01/06/2004	66,911,776
75,134,000	1.10	01/07/2004	75,120,226
66,191,000	1.11	01/12/2004	66,168,651
51,943,000	1.09	01/15/2004	51,920,982
152,412,000	1.11	01/27/2004	152,289,816
66,593,000	1.11	01/28/2004	66,537,811
Independence Funding LLC			
254,590,000	1.09	01/14/2004	254,489,790

The accompanying notes are an integral part of these financial statements.

Financial Square Prime Obligations Fund (continued)
December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Asset Backed (continued)			
Jupiter Securitization Corp.			
$300,000,000	1.09%	01/05/2004	$ 299,963,667
114,919,000	1.09	01/06/2004	114,901,602
280,000,000	1.09	01/07/2004	279,949,133
200,000,000	1.09	01/09/2004	199,951,556
60,812,000	1.09	01/12/2004	60,791,746
86,275,000	1.10	01/12/2004	86,246,134
50,312,000	1.09	01/20/2004	50,283,057
New Center Asset Trust			
40,000,000	1.10	01/09/2004	39,990,222
125,000,000	1.10	01/12/2004	124,957,986
100,000,000	1.10	01/13/2004	99,963,334
200,000,000	1.10	02/04/2004	199,792,222
100,000,000	1.10	02/10/2004	99,877,778
105,000,000	1.10	03/11/2004	104,775,417
50,000,000	1.09	03/24/2004	49,874,347
Park Avenue Receivables Corp.			
73,154,000	1.09	01/06/2004	73,142,925
42,019,000	1.06	01/14/2004	42,002,916
101,154,000	1.09	01/21/2004	101,092,746
Preferred Receivables Funding Corp.			
42,500,000	1.09	01/06/2004	42,493,566
160,000,000	1.09	01/09/2004	159,961,244
66,062,000	1.09	01/12/2004	66,039,998
Receivables Capital Corp.			
227,696,000	1.09	01/30/2004	227,496,070
193,130,000	1.09	02/24/2004	192,814,233
Three Pillars Funding Corp.			
172,824,000	1.10	01/02/2004	172,818,719
60,206,000	1.09	01/05/2004	60,198,709
46,153,000	1.09	01/15/2004	46,133,436
Ticonderoga Funding LLC			
200,000,000	1.10	01/09/2004	199,951,333
99,244,000	1.10	01/15/2004	99,201,546
390,086,000	1.09	01/16/2004	389,908,836
125,000,000	1.09	01/20/2004	124,928,090
161,776,000	1.10	01/27/2004	161,648,062
Variable Funding Capital Corp.			
116,002,000	1.09	01/20/2004	115,935,266
171,067,000	1.09	01/22/2004	170,958,230
Yorktown Capital, LLC			
200,000,000	1.10	01/05/2004	199,975,556
407,945,000	1.10	01/20/2004	407,708,165
Commercial Bank			
Citicorp			
200,000,000	1.10	01/08/2004	199,957,222
100,000,000	1.10	01/09/2004	99,975,555
100,000,000	1.09	02/09/2004	99,881,917
Financial Services			
General Electric Capital International Funding			
198,507,000	1.10	01/05/2004	198,482,738
150,000,000	1.10	01/07/2004	149,972,500
140,000,000	1.10	01/08/2004	139,970,056
100,000,000	1.10	02/04/2004	99,896,111

General Electric Capital Services, Inc.

100,000,000	1.10	01/26/2004		99,923,611

Insurance Carriers

General Electric Financial Assurances Holdings

120,000,000	1.10	01/21/2004		119,926,667
150,233,000	1.11	02/12/2004		150,038,448

Security and Commodity Brokers, Dealers and Services

Bear Stearns Companies, Inc.

500,000,000	1.03	01/02/2004		499,985,695

Citigroup Global Market Holding, Inc.

200,000,000	1.09	01/13/2004		199,927,333

Morgan Stanley Dean Witter & Co

100,000,000	1.09	01/23/2004		99,933,389

Total Commercial Paper and Corporate Obligations	$15,371,516,833

Certificates of Deposit—2.1%

Discover Bank

$100,000,000	1.11%	01/02/2004	$	100,000,000

Wells Fargo Bank & Co.

500,000,000	1.08	01/08/2004		499,999,514

Total Certificates of Deposit	$	599,999,514

Certificates of Deposit-Yankeedollar—1.1%

Citibank, N.A.

$325,000,000	1.09%	02/23/2004	$	325,000,000

Total Certificates of Deposit-Yankeedollar	$	325,000,000

Bank and Medium-Term Notes—0.9%

World Savings Bank, FSB

$169,000,000	1.07%	01/15/2004	$	168,998,688
50,000,000	1.06	02/12/2004		49,997,621
50,000,000	1.08	02/12/2004		49,998,836

Total Bank and Medium-Term Notes	$	268,995,145

Medium-Term Notes-Eurodollar#—0.9%

AIG FP Matched Funding

$100,000,000	1.14%	01/02/2004	$	99,986,010
150,000,000	1.15	02/23/2004		150,002,144

Total Medium-Term Notes-Eurodollar	$	249,988,154

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—23.6%			
Federal Home Loan Bank			
$500,000,000	1.08%#	01/20/2004	$ 499,804,238
375,000,000	1.09#	03/15/2004	374,886,873
400,000,000	1.10#	03/22/2004	399,901,954
50,000,000	1.12	06/04/2004	49,758,889
65,000,000	1.48	11/19/2004	65,000,000
Federal Home Loan Mortgage Corp.			
909,125,000	1.11#	01/07/2004	909,125,000
245,000,000	1.13#	02/09/2004	245,000,000
37,463,000	5.25	02/17/2004	37,659,066
100,000,000	1.15	03/17/2004	99,757,222
108,229,000	1.18	05/12/2004	107,762,713
280,000,000	1.18	05/14/2004	278,770,178
43,694,000	1.17	05/20/2004	43,496,042
100,000,000	1.13	07/09/2004	99,403,611
114,960,000	1.13	07/15/2004	114,252,740
301,750,000	3.00	07/15/2004	304,577,868
75,000,000	6.25	07/15/2004	76,933,768
75,000,000	1.36	08/06/2004	74,992,093
15,000,000	1.31	08/12/2004	14,877,733
50,000,000	1.34	08/12/2004	49,584,667
31,200,000	4.50	08/16/2004	31,840,121
116,922,000	1.24	10/07/2004	115,798,899
225,000,000	1.51	12/07/2004	224,986,604
Federal National Mortgage Association			
150,000,000	1.09#	01/20/2004	150,000,000
100,000,000	1.06#	01/28/2004	99,963,828
145,000,000	1.08#	02/11/2004	144,951,415
350,000,000	1.08#	03/15/2004	349,917,599
190,750,000	1.10#	03/23/2004	190,725,639
125,000,000	1.17	05/05/2004	124,492,187
70,000,000	1.18	05/12/2004	69,698,417
100,000,000	1.18	05/12/2004	99,567,333
49,535,000	1.17	05/19/2004	49,312,182
245,000,000	1.17	05/26/2004	243,841,531
140,000,000	1.18	05/26/2004	139,330,022
100,000,000	1.17	06/02/2004	99,502,112
81,855,000	1.18	06/02/2004	81,446,237
75,000,000	1.16	07/23/2004	74,507,000
50,000,000	1.21	07/23/2004	49,658,583
37,150,000	1.29	07/23/2004	36,878,434
105,000,000	6.50	08/16/2004	108,407,997
239,547,000	1.38	08/20/2004	237,424,347
100,000,000	1.24	09/17/2004	99,108,056
50,000,000	1.25	10/15/2004	49,500,000
Total U.S. Government Agency Obligations			$ 6,716,403,198
Variable Rate Obligations#—9.7%			
Allstate Life Global Funding II			
70,000,000	1.18%	01/16/2004	70,000,000
American Express Centurion Bank			
50,000,000	1.14	01/12/2004	50,000,000
100,000,000	1.11	01/22/2004	100,000,000
150,000,000	1.10	01/26/2004	150,000,000
American Express Credit Corp.			
70,000,000	1.20	01/05/2004	70,000,000
Bank One N.A.			

44,500,000	1.19	01/26/2004		44,506,434
BellSouth Telecommunications, Inc.				
200,000,000	1.24	03/04/2004		200,000,000
General Electric Capital Corp.				
155,000,000	1.25	01/09/2004		155,000,000
87,000,000	1.14	01/28/2004		87,002,593
Hartford Life Insurance Co.†				
100,000,000	1.25	01/02/2004		100,000,000
Jackson National Life Global Funding				
130,000,000	1.22	01/22/2004		130,000,000
M & I Marshall & IIsley Bank				
68,000,000	1.11	01/02/2004		67,988,513
150,000,000	1.08	01/29/2004		149,985,286
Metropolitan Life Global Funding I				
85,000,000	1.15	01/28/2004		85,000,000
Monumental Life Insurance Co.†				
55,000,000	1.29	01/02/2004		55,000,000
120,000,000	1.32	01/02/2004		120,000,000
Morgan Stanley Dean Witter & Co				
435,000,000	1.08	01/02/2004		435,000,000
150,000,000	1.15	01/27/2004		150,000,000
National City Bank of Indiana				
50,000,000	1.09	01/30/2004		49,998,769
New York Life Insurance Co.†				
225,000,000	1.23	01/02/2004		225,000,000
50,000,000	1.24	01/02/2004		50,000,000
25,000,000	1.23	03/19/2004		25,000,000
Pacific Life Insurance Co.†				
50,000,000	1.15	01/02/2004		50,000,000
Travelers Insurance Co.†				
150,000,000	1.25	01/30/2004		150,000,000

Total Variable Rate Obligations		$ 2,769,481,595

Time Deposit—0.5%
Chase Manhattan Bank, N.A.

$150,000,000	0.91%	01/02/2004	$	150,000,000

Total Time Deposit	$	150,000,000

Total Investments before Repurchase Agreements	$26,451,384,439

The accompanying notes are an integral part of these financial statements.

Financial Square Prime Obligations Fund (continued)
December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements^*—7.3%				
Goldman, Sachs & Co				
	$ 150,000,000	1.02%	01/02/2004	$ 150,000,000
Maturity Value: $150,008,500				
Joint Repurchase Agreement Account I				
	120,500,000	0.84	01/02/2004	120,500,000
Maturity Value: $120,505,590				
Joint Repurchase Agreement Account II				
	1,800,000,000	0.99	01/02/2004	1,800,000,000
Maturity Value: $1,800,099,400				
Total Repurchase Agreements				$ 2,070,500,000
Total Investments				$28,521,884,439

\# Variable or floating rate security index is based on either federal funds or LIBOR lending rate.
^ At December 31, 2003, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.
* Unless noted, all repurchase agreements were entered into on December 31, 2003.
† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Money Market Fund

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—42.2%			
Asset Backed			
Amstel Funding Corp.			
$ 96,037,000	1.09%	02/04/2004	$ 95,938,135
131,050,000	1.10	02/27/2004	130,821,755
150,000,000	1.10	03/15/2004	149,660,833
Atlantis One Funding Corp.			
89,757,000	1.09	01/07/2004	89,740,694
214,184,000	1.10	01/20/2004	214,059,654
100,536,000	1.10	04/08/2004	100,234,951
Citibank Credit Card Issuance Trust (Dakota Corp.)			
50,000,000	1.10	01/20/2004	49,970,972
50,000,000	1.10	01/23/2004	49,966,389
Compass Securitization LLC			
40,000,000	1.10	03/22/2004	39,901,000
Corporate Receivables Corp.			
50,000,000	1.10	01/07/2004	49,990,833
60,000,000	1.09	01/22/2004	59,961,850
Discover Card Master Trust I Series 2000-A (New Castle)			
77,000,000	1.10	01/09/2004	76,981,178
Eagle Funding Capital Corp.			
75,120,000	1.12	01/13/2004	75,091,955
Edison Asset Securitization Corp.			
55,000,000	1.09	01/06/2004	54,991,674
100,000,000	1.09	01/07/2004	99,981,833
Fairway Finance Corp.			
42,748,000	1.09	03/15/2004	42,652,221
Falcon Asset Securitization Corp.			
50,000,000	1.10	01/13/2004	49,981,750
FCAR Owner Trust Series I			
50,000,000	1.11	02/17/2004	49,927,542
Gemini Securitization Corp.			
75,000,000	1.10	01/05/2004	74,990,833
100,000,000	1.10	01/09/2004	99,975,667
Govco, Inc.			
45,000,000	1.10	01/26/2004	44,965,625
50,000,000	1.09	03/08/2004	49,898,569
Grampian Funding Ltd.			
187,000,000	1.09	01/05/2004	186,977,352
250,000,000	1.10	01/06/2004	249,961,806
100,000,000	1.10	03/11/2004	99,786,111
Hatteras Funding Corp.			
80,000,000	1.10	01/13/2004	79,970,667
30,000,000	1.11	01/27/2004	29,975,950
New Center Asset Trust			
150,000,000	1.10	02/10/2004	149,816,667
Old Line Funding Corp.			
67,727,000	1.09	01/02/2004	67,724,950
50,081,000	1.11	02/12/2004	50,016,145
Park Avenue Receivables Corp.			
51,067,000	1.09	01/14/2004	51,046,899
Scaldis Capital LLC			
155,000,000	1.10	01/15/2004	154,933,996
68,053,000	1.11	01/20/2004	68,013,132
75,000,000	1.10	03/15/2004	74,830,417
Sheffield Receivables Corp.			

63,400,000	1.09	01/14/2004	63,375,045
90,000,000	1.09	01/16/2004	89,959,125
Thames Asset Global Securitization I			
38,747,000	1.10	01/14/2004	38,731,609
122,815,000	1.11	01/20/2004	122,743,051
99,408,000	1.09	03/12/2004	99,194,300
Thunder Bay Funding, Inc.			
53,915,000	1.09	01/02/2004	53,913,368
50,941,000	1.09	01/05/2004	50,934,830
Ticonderoga Funding LLC			
75,290,000	1.09	01/20/2004	75,246,687
Windmill Funding Corp.			
125,000,000	1.09	01/08/2004	124,973,507
50,000,000	1.09	01/22/2004	49,968,208
Commercial Bank			
Nordea North America, Inc.			
75,000,000	1.10	01/13/2004	74,972,500
Financial Services			
General Electric Capital International Funding			
100,000,000	1.10	01/05/2004	99,987,778
100,000,000	1.10	02/04/2004	99,896,111
Mortgage Banks			
Nationwide Building Society			
200,000,000	1.10	03/29/2004	199,462,222
Security and Commodity Brokers, Dealers and Services			
Bear Stearns Companies, Inc.			
250,000,000	1.03	01/02/2004	249,992,847
Greenwich Capital Holding, Inc.			
50,000,000	1.09	01/22/2004	49,968,209
40,000,000	1.09	02/05/2004	39,957,611
KBC Finance Products International			
100,000,000	1.09	01/06/2004	99,984,861
Morgan Stanley Dean Witter & Co.			
100,000,000	1.09	01/23/2004	99,933,389

Total Commercial Paper and Corporate Obligations	$4,795,935,263

Certificates of Deposit—2.6%			
Wells Fargo Bank & Co.			
$300,000,000	1.05%	02/02/2004	$ 300,000,000

Total Certificates of Deposit	$ 300,000,000

The accompanying notes are an integral part of these financial statements.

Financial Square Money Market Fund (continued)

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Medium-Term Note-Eurodollar#—0.4%			
Credit Agricole			
$ 50,000,000	1.16%	04/08/2004	$ 50,004,774
Total Medium-Term Note-Eurodollar			$ 50,004,774
Certificates of Deposit-Eurodollar—9.0%			
Alliance & Leicester PLC			
$ 85,000,000	1.11%	02/04/2004	$ 85,000,801
25,000,000	1.12	07/14/2004	25,000,670
45,000,000	1.53	12/02/2004	45,002,068
30,000,000	1.56	12/07/2004	30,002,794
DePfa-Bank Europe PLC			
100,000,000	1.12	02/26/2004	100,000,000
HBOS Treasury Services PLC			
200,000,000	1.06	01/21/2004	200,000,000
ING Bank NV			
150,000,000	1.10	01/20/2004	150,000,000
Landesbank Baden-Wuerttemberg			
70,000,000	1.20	05/12/2004	70,000,000
Landesbank Hessen-Thueringen Girozentrale			
80,000,000	1.31	10/18/2004	79,910,640
50,000,000	1.51	11/19/2004	50,000,000
39,000,000	1.51	11/30/2004	39,000,000
Unicredito Italiano SpA			
50,000,000	1.12	01/02/2004	50,000,000
100,000,000	1.12	01/26/2004	100,001,385
Total Certificates of Deposit-Eurodollar			$1,023,918,358
Certificates of Deposit-Yankeedollar—4.1%			
Credit Agricole Indosuez			
$ 75,000,000	1.39%	08/05/2004	$ 74,995,543
Natexis Banques Populaires			
40,000,000	1.20	05/04/2004	40,000,000
Societe Generale			
150,000,000	1.06	01/20/2004	150,000,000
Westdeutsche Landesbank Girozentrale			
50,000,000	1.42	09/02/2004	50,000,000
50,000,000	1.25	09/16/2004	50,000,000
World Savings Bank, FSB			
50,000,000	1.06	01/15/2004	49,999,414
50,000,000	1.05	03/18/2004	49,995,710
Total Certificates of Deposit-Yankeedollar			$ 464,990,667
U.S. Government Agency Obligations—8.1%			
Federal Home Loan Bank			
$100,000,000	1.08%#	01/19/2004	$ 99,960,847
Federal Home Loan Mortgage Corp.			
182,000,000	1.11#	01/07/2004	182,000,000
130,500,000	3.00	07/15/2004	131,761,436
110,000,000	1.36	08/06/2004	109,988,403
25,000,000	1.34	08/12/2004	24,792,333
45,000,000	1.24	10/07/2004	44,567,750
Federal National Mortgage Association			

25,000,000	1.17	05/05/2004	24,898,437
25,000,000	1.18	05/12/2004	24,892,292
40,000,000	1.17	06/02/2004	39,801,100
25,000,000	1.16	07/23/2004	24,835,667
50,000,000	1.21	07/23/2004	49,658,583
50,000,000	1.25	10/15/2004	49,500,000
109,872,000	1.30	11/12/2004	108,623,061

Total U.S. Government Agency Obligations	$ 915,279,909

Variable Rate Obligations#—25.0%

Allstate Life Global Funding II			
$ 30,000,000	1.18%	01/16/2004	$ 30,000,000
American Express Credit Corp.			
30,000,000	1.20	01/05/2004	30,000,000
Asset Securitization Corp.			
150,000,000	1.11	01/22/2004	150,000,000
Bank of Nova Scotia			
50,000,000	1.09	01/26/2004	49,992,528
Barclays Bank PLC			
50,000,000	1.10	01/05/2004	49,986,218
60,000,000	1.10	01/08/2004	59,986,144
Bayerische Landesbank			
105,000,000	1.08	01/20/2004	104,974,404
BNP Paribas SA New York			
50,000,000	1.09	03/30/2004	49,979,027
Canadian Imperial Bank of Commerce			
200,000,000	1.04	01/02/2004	199,981,603
75,000,000	1.11	01/27/2004	75,002,585
Compass Securitization LLC			
45,000,000	1.12	01/12/2004	44,999,476
Credit Agricole Indosuez			
100,000,000	1.04	01/02/2004	99,990,801
100,000,000	1.10	02/27/2004	99,960,612
Deutshe Bank Financial			
211,510,000	1.20	02/25/2004	211,531,327
Fairway Finance Corp.			
65,000,000	1.13	01/12/2004	65,000,000
100,000,000	1.11	01/20/2004	100,000,000
General Electric Capital Corp.			
75,000,000	1.25	01/09/2004	75,000,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Variable Rate Obligations# (continued)				
HBOS Treasury Services PLC				
	$ 50,000,000	1.13%	01/02/2004	$ 50,024,349
	50,000,000	1.18	01/23/2004	50,019,317
	75,000,000	1.19	02/20/2004	75,000,000
HSH Nordbank AG				
	50,000,000	1.08	01/28/2004	49,986,173
Landesbank Baden-Wuerttemberg				
	30,000,000	1.11	01/12/2004	29,996,078
	50,000,000	1.16	01/15/2004	50,003,609
	35,000,000	1.10	02/27/2004	34,987,821
Metropolitan Life Global Funding I				
	40,000,000	1.17	01/15/2004	40,000,000
Monumental Life Insurance Co.†				
	80,000,000	1.32	01/02/2004	80,000,000
Nationwide Building Society				
	85,000,000	1.14	01/23/2004	85,000,000
	50,000,000	1.17	03/29/2004	50,000,000
New York Life Insurance Co.†				
	25,000,000	1.23	03/19/2004	25,000,000
	100,000,000	1.23	04/01/2004	100,000,000
	40,000,000	1.24	04/01/2004	40,000,000
Norddeutsche Landesbank Girozentrale				
	100,000,000	1.11	01/05/2004	99,991,454
Sheffield Receivables Corp.				
	145,000,000	1.11	01/20/2004	145,000,000
	100,000,000	1.10	01/26/2004	100,000,000
Societe Generale				
	100,000,000	1.11	01/12/2004	99,966,784
	75,000,000	1.08	01/30/2004	74,980,988
Westdeutsche Landesbank Girozentrale				
	60,000,000	1.11	03/01/2004	59,978,097
Total Variable Rate Obligations				$ 2,836,319,395
Time Deposit—2.6%				
J.P. Morgan Chase & Co.				
	$300,000,000	0.91%	01/02/2004	$ 300,000,000
Total Time Deposit				$ 300,000,000
Total Investments before Repurchase Agreements				$10,686,448,366
Repurchase Agreements^*—6.0%				
Goldman, Sachs & Co.				
	150,000,000	1.02%	01/02/2004	150,000,000
Maturity Value: $150,008,500				
Joint Repurchase Agreement Account I				
	110,300,000	0.84	01/02/2004	110,300,000
Maturity Value: $110,305,117				
Joint Repurchase Agreement Account II				
	420,000,000	0.99	01/02/2004	420,000,000
Maturity Value: $420,023,193				
Total Repurchase Agreements				$ 680,300,000
Total Investments				$11,366,748,366

\# Variable or floating rate security index is based on federal funds, LIBOR or Prime lending rate.

^ At December 31,2003, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.
* Unless noted, all repurchase agreements were entered into on December 31,2003.
† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Treasury Obligations Fund

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—15.2%				
United States Treasury Notes				
	$ 188,000,000	6.00%	08/15/2004	$ 193,657,436
	25,000,000	7.25	08/15/2004	25,940,924
	125,000,000	2.13	08/31/2004	125,739,517
	40,000,000	5.88	11/15/2004	41,589,714
	67,000,000	2.00	11/30/2004	67,385,291
	150,000,000	1.75	12/31/2004	150,654,735
Total U.S. Treasury Obligations				$ 604,967,617
Total Investments before Repurchase Agreements				$ 604,967,617
Repurchase Agreements^*—84.7%				
Bank of America, N.A.				
	$ 75,000,000	0.80%	01/02/2004	$ 75,000,000
Maturity Value: $75,003,333				
Barclays Bank PLC				
	165,000,000	0.86	01/02/2004	165,000,000
Maturity Value: $165,007,883				
Bear Stearns Cos., Inc.				
	180,000,000	0.85	01/02/2004	180,000,000
Maturity Value: $180,008,500				
C.S. First Boston Corp.				
	180,000,000	0.88	01/02/2004	180,000,000
Maturity Value: $180,008,800				
Deutsche Bank				
	180,000,000	0.97	02/02/2004	180,000,000
Maturity Value: $180,160,050				
Goldman, Sachs & Co.				
	180,000,000	0.83	01/02/2004	180,000,000
Maturity Value: $180,008,300				
Greenwich Capital				
	180,000,000	0.85	01/02/2004	180,000,000
Maturity Value: $180,008,500				
Joint Repurchase Agreement Account I				
	1,809,600,000	0.84	01/02/2004	1,809,600,000
Maturity Value: $1,809,683,945				
Lehman Brothers Holdings, Inc.				
	180,000,000	0.85	01/02/2004	180,000,000
Maturity Value: $180,008,500				
Morgan Stanley Dean Witter & Co.				
	120,000,000	0.82	01/02/2004	120,000,000
Maturity Value: $120,005,467				
UBS LLC				
	125,000,000	0.99	01/08/2004	125,000,000
Maturity Value: $125,312,813				
Dated: 10/09/03				
Total Repurchase Agreements				$3,374,600,000
Total Investments				$3,979,567,617

^ At December 31, 2003, these agreements were fully collateralized by U.S. Treasury obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2003.

Interest rates represent the stated coupon rate.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Treasury Instruments Fund

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—151.3%			
United States Treasury Bills			
$ 67,500,000	0.75%	01/02/2004	$ 67,498,603
100,000,000	0.89	01/02/2004	99,997,528
143,500,000	0.90	01/02/2004	143,496,432
73,300,000	0.75	01/08/2004	73,289,310
266,500,000	0.84	01/08/2004	266,456,472
585,000,000	0.88>	01/15/2004	584,814,705
15,800,000	0.80	01/29/2004	15,790,169
1,600,000	0.93	02/26/2004	1,597,698
115,000,000	1.04	06/03/2004	114,490,838
United States Treasury Notes			
100,000,000	3.00	01/31/2004	100,172,794
100,000,000	3.00	02/29/2004	100,324,276
100,000,000	3.25	05/31/2004	100,902,707
50,000,000	2.88	06/30/2004	50,460,597
Total U.S. Treasury Obligations			$1,719,292,129
Total Investments			$1,719,292,129

> Forward commitment.

Interest rates represent either the stated coupon rate or the annualized yield on date of purchase for discounted securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

11

Financial Square Government Fund

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—73.0%				
Federal Farm Credit Bank				
	$ 50,000,000	1.02%#	01/16/2004	$ 49,995,887
	60,000,000	1.01#	02/03/2004	59,996,463
Federal Home Loan Bank				
	50,000,000	1.08#>	01/05/2004	49,997,500
	250,000,000	1.05#	01/06/2004	249,998,705
	75,000,000	1.01#	01/14/2004	74,991,972
	50,000,000	1.08#	01/20/2004	49,980,424
	30,000,000	1.03#	01/27/2004	29,993,335
	75,000,000	1.04#	02/11/2004	74,988,567
	60,000,000	1.04#	02/25/2004	59,986,313
	100,000,000	1.02#	02/27/2004	99,977,520
	17,000,000	1.22	08/04/2004	16,998,354
	50,000,000	1.37	09/09/2004	50,000,000
	42,135,000	2.00	11/15/2004	42,322,558
Federal Home Loan Mortgage Corp				
	50,000,000	1.11#	01/07/2004	50,000,000
	40,700,000	1.06	01/08/2004	40,691,611
	30,000,000	5.00	01/15/2004	30,040,373
	50,000,000	5.25	02/15/2004	50,261,679
	25,000,000	1.15#	03/09/2004	25,002,512
	23,000,000	1.07#	03/22/2004	22,985,457
	25,000,000	6.25	07/15/2004	25,646,670
	10,000,000	1.31	08/12/2004	9,918,489
	60,567,000	4.50	08/15/2004	61,804,349
	25,000,000	1.51	12/07/2004	24,998,512
Federal National Mortgage Association				
	79,000,000	1.05	01/02/2004	78,997,696
	200,000,000	1.05	01/05/2004	199,976,667
	204,000,000	1.09	01/14/2004	203,919,703
	125,000,000	1.02#	01/20/2004	124,997,232
	75,000,000	1.09#	01/20/2004	74,987,208
	200,000,000	1.07	01/21/2004	199,881,667
	75,000,000	1.06#	01/28/2004	74,975,729
	100,000,000	1.03#	01/30/2004	99,985,342
	70,000,000	1.08#	02/11/2004	69,976,545
	50,000,000	1.03#	02/13/2004	49,996,831
	50,000,000	1.02#	03/11/2004	49,996,462
	50,000,000	1.03#	04/05/2004	49,987,471
	21,270,000	1.18	05/05/2004	21,182,852
	50,000,000	1.16	07/23/2004	49,671,333
	20,000,000	6.50	08/16/2004	20,651,261
	43,918,000	1.38	08/20/2004	43,527,423
Student Loan Marketing Association				
	75,000,000	1.12#	01/09/2004	74,999,676
Total U.S. Government Agency Obligations				$2,738,288,348
Total Investments before Repurchase Agreements				$2,738,288,348
Repurchase Agreements^*—28.2%				
Goldman, Sachs & Co.				
	400,000,000	1.05%	01/07/2004	400,000,000
Maturity Value: $400,081,667				

Joint Repurchase Agreement Account I
  60,500,000   0.84   01/02/2004   60,500,000
Maturity Value: $60,502,807
Joint Repurchase Agreement Account II
  400,000,000   0.99   01/02/2004   400,000,000
Maturity Value: $400,022,089
UBS LLC
  200,000,000   1.06   02/17/2004   200,000,000
Maturity Value: $200,282,667
Dated 12/17/03

Total Repurchase Agreements	**$1,060,500,000**
Total Investments	**$3,798,788,348**

> Forward commitment.
\# Variable or floating rate security index is based on either U.S. Treasury Bill, LIBOR or Prime lending rate.
^ At December 31, 2003, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.
* Unless noted, all repurchase agreements were entered into on December 31, 2003.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Federal Fund

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—98.4%			
Federal Farm Credit Bank			
$ 75,000,000	0.97%	01/02/2004	$ 74,997,979
100,000,000	1.06#	01/02/2004	100,000,000
22,900,000	0.94	01/05/2004	22,897,608
50,000,000	0.96	01/05/2004	49,994,667
100,000,000	1.06#	01/05/2004	99,970,776
100,000,000	1.07#	01/05/2004	99,989,878
45,000,000	0.96	01/07/2004	44,992,800
30,000,000	0.99	01/07/2004	29,995,050
40,000,000	0.96	01/08/2004	39,992,533
150,000,000	0.93	01/09/2004	149,969,000
60,000,000	0.95	01/12/2004	59,982,583
100,000,000	1.06#	01/12/2004	99,991,186
30,000,000	1.09#	01/12/2004	29,982,493
25,000,000	1.00	01/13/2004	24,991,667
35,000,000	0.88	01/15/2004	34,988,022
100,000,000	1.02#	01/16/2004	99,991,775
50,000,000	0.96	01/20/2004	49,974,667
80,000,000	1.04#	01/20/2004	79,988,523
55,000,000	0.96	01/21/2004	54,970,667
110,000,000	1.02#	01/26/2004	109,982,195
50,000,000	1.07#	01/26/2004	49,994,217
70,000,000	1.04#	01/27/2004	69,992,923
650,000,000	1.00#	02/02/2004	650,000,000
70,000,000	1.01#	02/03/2004	69,995,873
25,000,000	1.02	02/13/2004	24,969,542
50,000,000	1.00	02/18/2004	49,933,333
78,700,000	1.01	02/24/2004	78,580,769
50,000,000	1.01	03/17/2004	49,893,389
125,000,000	1.02#	03/24/2004	124,988,025
20,000,000	1.00	03/29/2004	19,951,111
50,000,000	1.02	04/13/2004	49,854,083
50,000,000	1.08	05/19/2004	49,791,500
40,000,000	1.09	05/24/2004	39,825,600
Federal Home Loan Bank			
124,000,000	0.75	01/02/2004	123,997,417
30,000,000	0.99	01/02/2004	29,999,175
104,067,000	1.02	01/02/2004	104,064,051
228,300,000	1.04	01/02/2004	228,293,405
200,000,000	1.08#>	01/05/2004	199,989,970
202,695,000	5.38	01/05/2004	202,784,988
25,000,000	1.01#	01/06/2004	24,994,403
250,000,000	1.05#	01/06/2004	249,998,705
20,800,000	1.05	01/07/2004	20,796,360
150,000,000	0.96	01/09/2004	149,968,000
47,058,000	1.02	01/09/2004	47,047,334
142,000,000	1.01#	01/14/2004	141,984,801
100,000,000	1.02	01/14/2004	99,963,167
104,600,000	1.01	01/16/2004	104,555,981
75,000,000	1.08#	01/20/2004	74,970,636
50,000,000	1.13	01/20/2004	49,970,180
200,000,000	1.01	01/21/2004	199,887,778
125,600,000	1.02	01/21/2004	125,529,175
100,000,000	1.06	01/21/2004	99,941,111
96,644,000	1.01	01/23/2004	96,584,349

50,000,000	1.06	01/23/2004	49,967,611
70,000,000	1.06#	01/26/2004	69,979,787
35,000,000	1.03#	01/27/2004	34,992,224
220,938,000	0.98	01/28/2004	220,775,610
55,500,000	1.05	01/28/2004	55,456,294
13,677,000	1.05	01/30/2004	13,665,410
25,780,000	1.02	02/06/2004	25,753,704
10,000,000	1.05	02/06/2004	9,989,530
100,000,000	1.04#	02/11/2004	99,984,756
92,545,000	1.05	02/13/2004	92,429,486
110,000,000	1.04#	02/25/2004	109,974,907
107,000,000	1.07	02/25/2004	106,825,085
75,000,000	1.02#	02/27/2004	74,983,140
35,000,000	1.08	02/27/2004	34,940,316
275,000,000	1.09#	03/15/2004	274,927,532
100,000,000	1.05	03/19/2004	99,773,583
100,000,000	1.10#	03/30/2004	99,981,244
90,410,000	3.75	04/15/2004	91,094,690
58,500,000	1.13	04/16/2004	58,306,219
14,835,000	4.88	04/16/2004	14,995,345
20,000,000	1.13	04/23/2004	19,929,375
23,728,000	1.15	05/26/2004	23,617,335
105,000,000	1.17	06/02/2004	104,480,119
63,900,000	4.75	06/28/2004	65,025,889
50,000,000	1.25	07/02/2004	50,000,000
20,000,000	1.00	07/16/2004	19,985,575
100,000,000	1.22	08/04/2004	99,990,321
9,500,000	4.63	08/13/2004	9,698,215
67,910,000	6.25	08/13/2004	69,941,537
50,000,000	1.37	09/09/2004	50,000,000
43,000,000	2.00	11/15/2004	43,191,408
35,000,000	1.50	12/07/2004	35,000,000
50,000,000	1.43	12/24/2004	50,000,000

Student Loan Marketing Association

18,130,000	0.98	01/06/2004	18,127,532
47,500,000	1.00	01/08/2004	47,490,764
100,000,000	1.12#	01/09/2004	99,999,568
53,200,000	1.00	01/13/2004	53,182,267
50,000,000	1.01	01/15/2004	49,980,361
14,050,000	5.00	06/30/2004	14,316,708
38,000,000	3.38	07/15/2004	38,415,829

The accompanying notes are an integral part of these financial statements.

Financial Square Federal Fund (continued)

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)				
Tennessee Valley Authority				
	$319,000,000	1.00%	01/22/2004	$ 318,813,916
Total U.S. Government Agency Obligations				$7,980,718,612
U.S. Treasury Obligations—4.0%				
United States Treasury Bill				
	$293,400,000	0.75%	01/02/2004	$ 293,393,917
	31,300,000	0.76	01/02/2004	31,299,344
Total U.S. Treasury Obligations				$ 324,693,261
Total Investments				$8,305,411,873

> Forward commitment.
Variable or floating rate security index is based on either U.S. Treasury Bill, LIBOR or Prime lending rate.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

14

Financial Square Tax-Free Money Market Fund
December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Alabama—2.0%

Birmingham GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1)

| | $ 4,960,000 | 1.25% | 01/02/2004 | $ 4,960,000 |

Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 A (A-1/VMIG1)

| | 19,400,000 | 1.30 | 01/02/2004 | 19,400,000 |

Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 E (A-1/VMIG1)

| | 16,450,000 | 1.30 | 01/02/2004 | 16,450,000 |

Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1996 A (A-1/VMIG1)

| | 7,000,000 | 1.30 | 01/02/2004 | 7,000,000 |

Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1)

| | 18,600,000 | 1.30 | 01/02/2004 | 18,600,000 |

Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 C (A-1/VMIG1)

| | 5,000,000 | 1.33 | 01/02/2004 | 5,000,000 |

Gadsden IDA VRDN PCRB Refunding for Alabama Power Co. Project Series 1994 (A-1/VMIG1)

| | 6,150,000 | 1.32 | 01/02/2004 | 6,150,000 |

Huntsville Alabama GO VRDN Warrants Series 2002 G (Regions Bank LOC) (A-1/VMIG1)

| | 10,030,000 | 1.26 | 01/02/2004 | 10,030,000 |

Jefferson County Sewer Revenue Capital Improvement VRDN Series 2002 A (FGIC) (JP Morgan Chase SPA) (A-1+/VMIG1)

| | 5,000,000 | 1.25 | 01/02/2004 | 5,000,000 |

Mobile City IDRB VRDN PCRB Refunding for Alabama Power Co. Series 1993 A (A-1/VMIG1)

| | 5,100,000 | 1.29 | 01/02/2004 | 5,100,000 |

Mobile City IDRB VRDN PCRB Refunding for Alabama Power Co. Series 1994 (A-1/VMIG1)

| | 13,000,000 | 1.30 | 01/02/2004 | 13,000,000 |

University of Alabama VRDN RB Series 1993 B (A-1+/VMIG1)

| | 6,800,000 | 1.10 | 01/07/2004 | 6,800,000 |

West Jefferson IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1998 (A-1/VMIG1)

| | 36,400,000 | 1.30 | 01/02/2004 | 36,400,000 |

$153,890,000

Alaska—0.7%

Alaska State Housing Finance Corp. VRDN RB for Governmental Purposes Series 2001 A (MBIA) (A-1+/VMIG1)

| | $24,000,000 | 1.25% | 01/02/2004 | $ 24,000,000 |

Alaska State Housing Finance Corp. VRDN Series 2000 B (A-1+/VMIG1)

| | 33,300,000 | 1.20 | 01/07/2004 | 33,300,000 |

$ 57,300,000

Arizona—0.9%

Arizona School District TANS Financing Program COPS Series 2003 (SP-1+)

| | 40,000,000 | 1.75% | 07/30/2004 | 40,171,499 |

Arizona State Transportation Board Highway VRDN RB ROCS RR II-R-4003 (Citigroup LOC) (VMIG1)

5,200,000	1.30	01/02/2004	5,200,000

City of Phoenix Water CP (Dexia Guarantor) (A-1+)

12,000,000	0.95	05/10/2004	12,000,000

Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (JP Morgan Chase SPA) (A-1+/VMIG1)

13,240,000	1.12	01/07/2004	13,240,000

$ 70,611,499

California—6.6%

Alameda County Board of Education TRANS Series 2003 (SP-1+)

$17,500,000	1.50%	06/30/2004	$ 17,547,948

California Health Facilities Financing Authority VRDN RB for Sisters Charity Health System Series 2003 (A-1+/VMIG1)

18,255,000	1.12	01/07/2004	18,255,000

California Statewide Communities Development Authority TRANS Series 2003 A-3 Riverside (A-1+/MIG1)

20,600,000	2.00>	06/30/2004	20,713,084

California Statewide Communities Development Authority TRANS RB A-2-Fresno Series 2003 (SP-1+/MIG1)

14,200,000	2.00	06/30/2004	14,267,419

Desert Sands California University School District TRANS (SP-1+)

5,000,000	1.50>	06/30/2004	5,014,703

Fresno California VRDN RB for Trinity Health Credit Series 2000 C (JP Morgan Chase SPA/Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

40,805,000	1.18	01/02/2004	40,805,000

Glendale California COPS VRDN for Police Building Project (JP Morgan Chase SPA) (A-1+/VMIG1)

11,500,000	1.25	01/02/2004	11,500,000

Los Angeles City GO Unlimited Notes TRANS (SP-1+/MIG1)

30,000,000	2.00	06/30/2004	30,141,091

Los Angeles County GO TRANS RB Series 2003 A (SP-1+/MIG1)

32,000,000	2.00	06/30/2004	32,152,948

Los Angeles Department Water & Power Waterworks VRDN RB Subseries 2001 B-4 (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

13,900,000	1.20	01/02/2004	13,900,000

Los Angeles Unified School District GO TRANS Series 2003 A (SP-1+/MIG1)

71,500,000	2.00>	07/01/2004	71,864,673

Los Angeles Unified School District GO TRANS Series 2003 B (SP-1+/MIG1)

14,000,000	1.50>	07/01/2004	14,039,264

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

California (continued)

Los Angeles Unified School District GO VRDN Merlots Series 2003 (FSA) (Wachovia Bank SPA) (VMIG1)

| $ 6,235,000 | 1.15% | 01/07/2004 | $ 6,235,000 |

Los Angeles Water & Power VRDN RB for Power Systems Subseries 2002 A-6 (A-1+/VMIG1)

| 7,100,000 | 1.20 | 01/02/2004 | 7,100,000 |

Los Angeles Water & Power VRDN RB Subseries 2001 B-7 (A-1+/VMIG1)

| 17,100,000 | 1.25 | 01/02/2004 | 17,100,000 |

Los Angeles Water & Power VRDN RB Subseries 2002 A-7 (A-1+/VMIG1)

| 13,200,000 | 1.20 | 01/02/2004 | 13,200,000 |

Los Angeles Water & Power VRDN RB for Power Systems Subseries 2002 A-3 (Bayerische Landesbank SPA/BNP Paribas SPA/Dexia Credit Local SPA/JP Morgan Chase SPA/Westdeutsche Landesbank SPA) (A-1+/VMIG1)

| 12,300,000 | 1.20 | 01/02/2004 | 12,300,000 |

Los Angeles Water & Power VRDN RB Subseries 2001 B-8 (Bank of America SPA) (A-1+/VMIG1)

| 6,100,000 | 1.25 | 01/02/2004 | 6,100,000 |

M-S-R Public Power Agency VRDN RB Refunding for San Juan Project Subordinate Lien Series 1997 D (MBIA) (JP Morgan Chase SPA) (A-1+/VMIG1)

| 10,000,000 | 1.25 | 01/02/2004 | 10,000,000 |

Metropolitan Water District of Southern California Waterworks VRDN RB Refunding Series 2002 A (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)

| 4,000,000 | 1.25 | 01/02/2004 | 4,000,000 |

Metropolitan Water District of Southern California Waterworks VRDN RB Series 2000 B-1 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

| 10,350,000 | 1.27 | 01/02/2004 | 10,350,000 |

New Haven Unified School District GO TRANS Series 2003 (SP-1+)

| 6,000,000 | 2.00> | 07/14/2004 | 6,034,844 |

Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 A (A-1+/VMIG1)

| 8,500,000 | 1.16 | 01/07/2004 | 8,500,000 |

Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 B (A-1+/VMIG1)

| 7,900,000 | 1.16 | 01/07/2004 | 7,900,000 |

Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 C (A-1+/VMIG1)

| 6,000,000 | 1.16 | 01/07/2004 | 6,000,000 |

Oakland TRANS Series 2003 (SP-1+/MIG1)

| 10,165,000 | 2.00 | 07/29/2004 | 10,227,402 |

Orange County Water District VRDN COPS Series 2003 A (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)

| 6,400,000 | 1.03 | 01/07/2004 | 6,400,000 |

Sacramento County TRANS Series 2003 A (SP-1+/MIG1)

| 38,700,000 | 2.00 | 07/30/2004 | 38,931,956 |

Sacramento County VRDN COPS for Weekly Administration Center and Courthouse Project Series 1990 (Bayerische Landebank LOC) (A-1+/VMIG1)

| 6,300,000 | 1.25 | 01/02/2004 | 6,300,000 |

San Diego Unified School District TRANS Series 2003 A (SP-

1+/MIG1)

12,300,000	2.00	06/30/2004	12,366,301

South Coast Local Educational Agencies TRANS Series 2003 (MIG1)

24,000,000	2.00>	06/30/2004	24,113,932

$503,360,565

Colorado—2.1%

Adams & Arapahoe Countys School District NOO 28J Aurora GO VRDN ROCS RR II-R-2015 (FSA) (Citigroup SPA) (VMIG1)

$ 5,380,000	1.30%	01/02/2004	$ 5,380,000

Colorado Health Facilities Authority VRDN RB for Sisters of Charity Series 2002 (JP Morgan Chase) (A-1+/VMIG1)

17,200,000	1.15	01/07/2004	17,200,000

Colorado Springs Utilities VRDN RB Sub Lien Series 2000 A (Bayerische Landesbank SPA) (A-1+/VMIG1)

21,600,000	1.20	01/02/2004	21,600,000

Denver City & County VRDN COPS Refunding for Wellington E Web-C1 Series 2003 (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)

11,300,000	1.12	01/07/2004	11,300,000

Denver City & County VRDN COPS Refunding for Wellington Series 2003 E Web-C3 (AMBAC) (Dexia Credit Local) (A-1+/VMIG1)

5,000,000	1.17	01/07/2004	5,000,000

Moffat County VRDN PCRB Adjusted Refunding for Pacificorp Projects Series 1994 (AMBAC)(Bank One Trust Co. SPA) (A-1+/VMIG1)

20,755,000	1.30	01/02/2004	20,755,000

Northern Water Conservancy District COPS VRDN P-Floats-PT 1395 (MBIA) (Merrill Lynch SPA) (A-1)

5,135,000	1.28	01/02/2004	5,135,000

Platte River Power Authority Electric VRDN RB Sub Lien Series 1993 S-1 (JP Morgan Chase SPA) (A-1+/VMIG1)

13,200,000	1.10	01/07/2004	13,200,000

Regional Transportation District Company VRDN Transit Vehicles Project Series 2002 A (AMBAC) (Bayerische Landesbank SPA) (A-1+/VMIG1)

31,500,000	1.22	01/02/2004	31,500,000

Regional Transportation District COPS for Transit Vehicles Project Series 2002 A (Westdeutsche Landesbank LOC) (A-1+/VMIG1)

5,000,000	0.90	02/09/2004	5,000,000
17,000,000	1.05	04/07/2004	17,000,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Colorado (continued)

Regional Transportation District Sales Tax VRDN RB P-Floats-
PT 1413 Series 2002 (AMBAC) (Merrill Lynch SPA) (A-1)

	$ 7,275,000	1.28%	01/02/2004	$ 7,275,000
				$160,345,000

Connecticut—0.1%

Connecticut State Health & Educational Facilities Authority VRDN
RB Eagle Series 20026027 Class A (Citibank SPA) (A-1+)

	$ 8,500,000	1.30%	01/02/2004	$ 8,500,000

Florida—2.9%

Broward County MF Hsg. VRDN RB for Island Club Apartments
Series 2001 A (FHLMC) (A-1+)

	$ 2,500,000	1.27%	01/02/2004	$ 2,500,000

Broward County MF Hsg. VRDN RB for Landings of Inverrary
Apartments Series 1985 (FNMA) (VMIG1)

	9,600,000	1.15	01/02/2004	9,600,000

Broward County MF Hsg. VRDN RB for Sanctuary Apartments
Project Series 1985 (FNMA) (VMIG1)

	6,000,000	1.15	01/07/2004	6,000,000

Eagle Tax Exempt Trust GO VRDN Weekly Participation Certificate
State of Florida Board of Education 20026006 CL B (MBIA) (Citibank
SPA) (A-1+)

	7,880,000	1.30	01/02/2004	7,880,000

Florida Board of Education Eagle Tax-Exempt Trust Series 20010901
(Citibank SPA) (A-1+)

	26,850,000	1.30	01/02/2004	26,850,000

Florida Board of Education Eagle Tax-Exempt Trust Series 20010906
Class A COPS (FGIC) (Citibank SPA) (A-1+)

	1,500,000	1.30	01/02/2004	1,500,000

Florida Department of Transportation Eagle Tax-Exempt Trust
Series 96C 0903 (Citibank SPA) (A-1+)

	24,750,000	1.30	01/02/2004	24,750,000

Florida Local Government Financing Commission Pooled CP Notes
Series A (First Union National Bank) (Wachovia LOC) (A-1+)

	8,625,000	1.00	02/09/2004	8,625,000
	10,315,000	1.05	02/09/2004	10,315,000

Florida State Board of Education Public Education VRDN P-Floats-
PT 1465 Series 2002 (Merrill Lynch SPA) (A-1)

	8,560,000	1.28	01/02/2004	8,560,000

Florida State Board of Education VRDN RB for Lottery Floaters
Series 858 2003 (MBIA) (VMIG1)

	6,220,000	1.29	01/02/2004	6,220,000

Florida State Board of Education VRDN RB for Lottery P-FLOATS-
PT-2036 Series 2003 (MBIA)

	8,200,000	1.28	01/02/2004	8,200,000

Florida State Turnpike Authority VRDN RB P-FLOAT-PT 1944
Series 2003 (AMBAC) (Merrill Lynch Capital Services SPA)

	14,975,000	1.28	01/02/2004	14,975,000

Jackson County VRDN PCRB RB Refunding for Gulf Power Co.
Project Series 1997 (A-1/VMIG1)

	1,930,000	1.36	01/02/2004	1,930,000

Jacksonville Electric Authority VRDN RB Subordinated Electric
Systems Series 2000 B (Landesbank Hessen-Thueringen SPA) (A-
1+/VMIG1)

	10,000,000	1.25	01/02/2004	10,000,000

Jacksonville Electric CP Series C-1 (JP Morgan Chase SPA) (A-1+)

15,000,000	0.96	02/13/2004	15,000,000

Jacksonville Health Facilities CP Refunding for St. Lukes Hospital Association Series 2001 B (A-1+)

17,000,000	1.05	02/24/2004	17,000,000

Jea Water & Sewer CP Series C

10,000,000	1.05	05/13/2004	10,000,000

Lakeland Energy Systems VRDN RB Refunding (Suntrust Bank SPA) (A-1+/VMIG1)

24,360,000	1.10	01/07/2004	24,360,000

Miami Dade County School Board VRDN COPS ROCS RR II-R-5004 Series 2003 (FGIC) (Citigroup Global Market SPA) (VMIG1)

6,345,000	1.30	01/02/2004	6,345,000

$220,610,000

Georgia—2.7%

Albany Dougherty County Hospital Authority VRDN RB Anticipation Certificates for Phoebe Putney Memorial Hospital Series 2002 (AMBAC) (Regions Bank SPA) (AAA/VMIG1)

$13,105,000	1.31%	01/02/2004	$ 13,105,000

Albany Dougherty Payroll Development Authority VRDN PCRB for Georgia Power Co. Series 1991 (VMIG1)

2,120,000	1.30	01/02/2004	2,120,000

Atlanta Airport VRDN RB Refunding for RF-C-2 General Series 2003 (MBIA) (Wachovia Bank N.A.SPA) (A-1/VMIG1)

10,800,000	1.20	01/02/2004	10,800,000

Burke County IDA VRDN PCRB for Oglethorpe Power Corp. Series 1994 A (FGIC) (Dexia Credit Local SPA) (A-1+/VMIG1)

47,494,000	1.15	01/07/2004	47,494,000

Cobb County IDA VRDN PCRB for Georgia Power Co. Plant Project Series 1991 (A/VMIG1)

8,330,000	1.25	01/02/2004	8,330,000

Dekalb County Hospital Authority VRDN Anticipation Certificates for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1)

3,590,000	1.20	01/07/2004	3,590,000

Dekalb County Hospital Authority VRDN Anticipation Certificates for Dekalb Medical Center, Inc. Series 2003 B (FSA) (Wachovia Bank N.A. SPA) (VMIG1)

20,755,000	1.20	01/02/2004	20,755,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Georgia (continued)

Dekalb Private Hospital Authority VRDN RB Anticipation Certificates for Children's Health Care System Project Series 1998 B (Suntrust Bank LOC) (VMIG1)

| | $10,970,000 | 1.10% | 01/07/2004 | $ 10,970,000 |

Floyd County Development Authority VRDN PCRB for Georgia Power Co. Plant Hammond Project Series 1996 (A-1/VMIG1)

| | 8,680,000 | 1.31 | 01/02/2004 | 8,680,000 |

Fulco Hospital Authority VRDN Revenue Anticipation Certificates for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1)

| | 30,365,000 | 1.20 | 01/07/2004 | 30,365,000 |

Metropolitan Atlanta Rapid Transit Authority Georgia Sales Tax VRDN RB Eagle Class Series 20026022 (Citibank SPA) (A-1+)

| | 14,760,000 | 1.30 | 01/02/2004 | 14,760,000 |

Municipal Electric Authority of Georgia VRDN RB Series 1985 C (Bayerische Landesbank LOC) (A-1/VMIG1)

| | 31,000,000 | 1.15 | 01/07/2004 | 31,000,000 |

Savannah Economic Development Authority VRDN PCRB Refunding for Savannah Electric & Power Project Series 1993 (A-1/VMIG1)

| | 2,785,000 | 1.25 | 01/02/2004 | 2,785,000 |

| | | | | $204,754,000 |

Hawaii—0.2%

Honolulu City & County GO VRDN Series 2000 A (Landesbank Hessen-Thueringen LOC) (A-1+/VMIG1)

| | $ 8,150,000 | 1.06% | 01/07/2004 | $ 8,150,000 |
| | 8,150,000 | 1.06 | 01/07/2004 | 8,150,000 |

| | | | | $ 16,300,000 |

Illinois—9.4%

Chicago Illinois GO Eagle Tax-Exempt Trust VRDN Series 20011301 Class A (FGIC) (Citibank SPA) (A-1+)

| | $ 8,910,000 | 1.30% | 01/02/2004 | $ 8,910,000 |

Chicago Illinois GO VRDN for Neighborhoods Alive 21-B (MBIA) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)

| | 79,600,000 | 1.30 | 01/02/2004 | 79,600,000 |

Chicago Illinois GO VRDN ROCS RR II-R-1060 (MBIA) (Salomon Smith Barney SPA) (VMIG1)

| | 5,440,000 | 1.30 | 01/02/2004 | 5,440,000 |

Chicago Illinois GO VRDN Series 2002 B (FGIC) (Landesbank Baden SPA) (A-1+/VMIG1)

| | 14,000,000 | 1.28 | 01/02/2004 | 14,000,000 |

Chicago Illinois Merlots VRDN Series 2000 A43 (First Union National Bank SPA) (VMIG1)

| | 7,635,000 | 1.21 | 01/07/2004 | 7,635,000 |

Chicago Illinois Metropolitan Water Reclamation District GO VRDN Refunding Series 2002 A (Bank of America SPA/Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)

| | 38,025,000 | 1.07 | 01/07/2004 | 38,025,000 |

Chicago Illinois Park District TANS Series 2003 A (SP-1+/MIG1)

| | 15,000,000 | 1.75 | 05/01/2004 | 15,042,223 |

Chicago Illinois VRDN GO Project Series 2003 B-1 (FSA) (Bank One

N.A.) (A-1/VMIG1)

21,650,000	1.11	01/07/2004	21,650,000

Chicago Illinois Wastewater Transmission VRDN RB Merlots Series 2001 A125 (MBIA) (Wachovia Bank SPA) (VMIG1)

3,990,000	1.21	01/07/2004	3,990,000

Chicago Illinois Water VRDN RB Second Lien Series 1999 (Bank One, N.A. LOC) (A-1/VMIG1)

4,380,000	1.15	01/07/2004	4,380,000

City of Chicago Board of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

10,000,000	1.25	01/02/2004	10,000,000

City of Chicago Board of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

22,100,000	1.30	01/08/2004	22,100,000

Cook County Illinois GO VRDN P-Floats-PT 1522 Series 2002 (AMBAC) (Merrill Lynch SPA) (A-1)

8,890,000	1.28	01/02/2004	8,890,000

Cook County Illinois GO VRDN P-Floats-PT 1809 Series 2003 (FGIC) (Westdeutsche Landesbank SPA) (A-1+)

5,405,000	1.28	01/01/2004	5,405,000

Cook County Illinois VRDN Capital Improvement Series 2002 B (Landesbank Hessen-Thueringen LOC) (A-1+/VMIG1)

32,000,000	1.28	01/07/2004	32,000,000

Du Page County Illinois GO VRDN Community Unit School District No. 200 Wheaton ROCS RR II 2048 (FSA) (VMIG1)

5,245,000	1.30	01/02/2004	5,245,000

Evanston GO VRDN Capital Improvement Project Series 2000 D (Bank of America SPA) (VMIG1)

4,700,000	1.27	01/02/2004	4,700,000

Evanston GO VRDN Maple Street Project Series 2000 A (Bank of America SPA) (VMIG1)

17,200,000	1.27	01/02/2004	17,200,000

Evanston GO VRDN Recreation Center Project Series 2000 C (Bank of America SPA) (VMIG1)

5,400,000	1.27	01/02/2004	5,400,000

Illinois Development Finance Authority VRDN RB for Bradley University Project Series 2002 (FGIC) (National City Bank SPA) (A-1)

5,880,000	1.30	01/02/2004	5,880,000

Illinois Educational Facilities Authority RB for Adjusted University of Chicago Series 2001 B1 (A-1+)

19,000,000	0.98	07/01/2004	19,000,000

Illinois Educational Facilities Authority VRDN RB for Adjusted University of Chicago Series 2003 B (A-1+/VMIG1)

12,000,000	1.18	01/08/2004	12,000,000

Illinois Educational Facilities Authority VRDN RB for ROCS RR II R 4543 Series 2003 (Citigroup SPA) (A-1+)

5,585,000	1.30	01/08/2004	5,585,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Illinois (continued)

Illinois GO Eagle Tax-Exempt Trust VRDN Series 96C 1301 (Citibank SPA) (A-1+)

| | $ 5,000,000 | 1.30% | 01/02/2004 | $ 5,000,000 |

Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One, N.A. LOC) (A-1/VMIG1)

| | 39,600,000 | 1.20 | 01/07/2004 | 39,600,000 |

Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 D (Bank One, N.A. LOC) (A-1/VMIG1)

| | 36,225,000 | 1.20 | 01/07/2004 | 36,225,000 |

Illinois Health Facilities Authority VRDN RB for Herman M Finch University (Bank One, N.A. LOC) (A-1/VMIG1)

| | 44,500,000 | 1.12 | 01/07/2004 | 44,500,000 |

Illinois Health Facilities Authority VRDN RB for Nortwestern Memorial Hospital Series 2002 A (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

| | 12,700,000 | 1.30 | 01/02/2004 | 12,700,000 |

Illinois Health Facilities Authority VRDN RB for Resurrection Health Series 1999 B (FSA) (Lasalle Bank, N.A. SPA) (A-1/VMIG1)

| | 5,450,000 | 1.12 | 01/07/2004 | 5,450,000 |

Illinois State GO Eagle Tax-Exempt Trust Series 95C 1305 Class A COPS (FGIC) (Citibank SPA) (A-1+/VMIG1)

| | 14,850,000 | 1.30 | 01/02/2004 | 14,850,000 |

Illinois State GO Series 2003 (SP-1+/MIG1)

| | 65,000,000 | 2.00 | 04/15/2004 | 65,188,849 |

Illinois State GO VRDN P-Floats-PT 1882 Series 2003 (MBIA) (Merrill Lynch SPA)

| | 10,350,000 | 1.28 | 01/02/2004 | 10,350,000 |

Illinois State GO VRDN P-FLOATS-PT 1975 Series 2003 (FGIC) (Merril Lynch SPA) (A-1)

| | 4,070,000 | 1.28 | 01/02/2004 | 4,070,000 |

Illinois State GO VRDN P-FLOATS-PT-2009 Series 2003 (FSA) (A-1)

| | 5,365,000 | 1.28 | 01/02/2004 | 5,365,000 |

Illinois State GO VRDN ROCS RR II R 4529 Series 2003 (MBIA) (A-1+)

| | 5,070,000 | 1.30 | 01/02/2004 | 5,070,000 |

Illinois State GO VRDN ROCS RR II R 4536 Series 2003 (MBIA) (A-1+)

| | 5,500,000 | 1.30 | 01/02/2004 | 5,500,000 |

Illinois State GO VRDN ROCS Series II-R-1007 (MBIA) (Salomon Smith Barney SPA) (VMIG1)

| | 11,765,000 | 1.30 | 01/02/2004 | 11,765,000 |

Illinois State GO VRDN Series 2003 B (Depfa SPA) (A-1+/VMIG1)

| | 11,000,000 | 1.28 | 01/07/2004 | 11,000,000 |

Illinois State Sales Tax Revenue P-FLOAT PT 1929 Series 2003 (Merril Lynch SPA)

| | 3,990,000 | 1.28 | 01/02/2004 | 3,990,000 |

Illinois State Sales Tax Revenue VRDN Merlots Series 2001 A102 (Wachovia Bank SPA) (A-1+)

| | 13,100,000 | 1.21 | 01/07/2004 | 13,100,000 |

Illinois State Toll Highway Priority VRDN Refunding Series 1993 B (MBIA) (Societe Generale LOC) (A-1+/VMIG1)

| | 28,305,000 | 1.07 | 01/07/2004 | 28,305,000 |

Metropolitan Pier & Exposition Authority for Dedicated State Tax Floater-PT 1450 Series 2002 (MBIA) (Merrill Lynch SPA) (A-1)

7,870,000	1.28	01/02/2004	7,870,000

Metropolitan Pier & Exposition Authority for Dedicated State Tax Floating Rate Receipts Series 2003 SG-165 (MBIA) (A-1+)

17,500,000	1.28	01/02/2004	17,500,000

Metropolitan Pier Eagle Tax-Exempt Trust Series 20001307 Class A (FGIC) (Citibank SPA) (A-1+)

19,205,000	1.30	01/02/2004	19,205,000

$718,681,072

Indiana—0.7%

Indiana TFA Eagle Tax-Exempt Trust Series 200011401 Class A (Citibank SPA) (A-1+)

$12,915,000	1.30%	01/02/2004	$ 12,915,000

Indiana TFA Eagle Tax-Exempt Trust Series 20001401 (Citibank SPA) (A-1+)

19,800,000	1.30	01/02/2004	19,800,000

Indiana TFA Highway VRDN RB P-Floats-PT 2022 Series 2003 (FSA) (Merril Lynch Capital Services SPA)

5,290,000	1.28	01/02/2004	5,290,000

Indianapolis Bond Bank Eagle Tax-Exempt Trust Series 20021401 Class A (Citibank SPA) (A-1+)

18,165,000	1.30	01/02/2004	18,165,000

$ 56,170,000

Iowa—1.4%

Chillicothe City VRDN PCRB Refunding for Midwest Power Systems, Inc. Series 1993 A (A-1/VMIG1)

$ 2,400,000	1.20%	01/07/2004	$ 2,400,000

Iowa Financing Authority VRDN RB Refunding for Trinity Health Series 2000 D (Northern Trust/Landesbank Heleba SPA) (A-1+/VMIG1)

38,615,000	1.18	01/02/2004	38,615,000

Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facility (A-1+/VMIG1)

12,500,000	1.27	01/02/2004	12,500,000

Iowa State RANS RB for Primary Road Fund Series 2003 (SP-1+/MIG1)

25,000,000	2.00	06/30/2004	25,124,139

Iowa State TRANS Series 2003 (SP-1+/MIG1)

32,000,000	2.00	06/29/2004	32,148,626

$110,787,765

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)
December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Kansas—0.5%
Kansas State Department of Transportation Highway VRDN RB
Series 2000 C-1 (Kansas State LOC) (A-1+/VMIG1)

| $ 21,000,000 | 1.14% | 01/07/2004 | $ 21,000,000 |

Kansas State Department of Transportation Highway VRDN RB
Series 2000 C-2 (Kansas State LOC) (A-1+/VMIG1)

| 10,500,000 | 1.14 | 01/07/2004 | 10,500,000 |

Sedgwick County Unified School District No. 259 Wichita GO VRDN
P-Floats-PT 813 Series 2003 (FSA) (Landesbank Hessen-Thueringen
SPA) (F-1+)

| 7,705,000 | 1.28 | 01/02/2004 | 7,705,000 |

| | | | $ 39,205,000 |

Kentucky—0.6%
Kentucky Economic Development Financing Authority Hospital
Facilities VRDN RB for The Health Alliance of Greater Cincinnati
Series 1997 D (MBIA) (Credit Suisse First Boston SPA) (A-1+/VMIG1)

| $ 13,358,000 | 1.12% | 01/07/2004 | $ 13,358,000 |

Louisville & Jefferson County Eagle Tax-Exempt Trust
Series 20011701 Class A COPS (MBIA) (Citibank SPA) (A-1+)

| 2,500,000 | 1.30 | 01/02/2004 | 2,500,000 |

Louisville & Jefferson County Metropolitan Sewer District Sewer &
Drainage Systems VRDN RB Series 2003 B (FSA) (Bank One, N.A.
SPA) (A-1/VMIG1)

| 27,200,000 | 1.12 | 01/07/2004 | 27,200,000 |

| | | | $ 43,058,000 |

Louisiana—1.6%
Louisiana Offshore Terminal Authority VRDN RB Refunding for
Deepwater Port First Stage Series 1992 A Loop, Inc. (Suntrust Bank
Nashville LOC) (A-1+/VMIG1)

| $ 8,000,000 | 1.20% | 01/07/2004 | $ 8,000,000 |

New Orleans Aviation Board RB Refunding Series 1995 A (MBIA)
(Dexia Credit Local SPA) (A-1+/VMIG1)

| 8,480,000 | 1.12 | 01/07/2004 | 8,480,000 |

New Orleans Aviation Board VRDN Refunding Series 1993 B (MBIA)
(Dexia Credit Local SPA) (A-1+/VMIG1)

| 67,390,000 | 1.12 | 01/07/2004 | 67,390,000 |

Saint James Parish VRDN PCRB Refunding for Occidental Petroleum
Series 1996 (Bayerische Landesbank LOC) (P-1)

| 19,500,000 | 1.10 | 01/07/2004 | 19,500,000 |

South Louisiana Commission Port VRDN RB Refunding for
Occidental Petroleum Corp. Series 1996 (Bank of New York LOC) (P-1)

| 17,700,000 | 1.10 | 01/07/2004 | 17,700,000 |

| | | | $121,070,000 |

Maine—0.3%
Maine State GO TANS Series 2003 (SP-1+/MIG1)

| $ 20,000,000 | 1.75%> | 06/30/2004 | $ 20,080,165 |

Maryland—0.1%

Maryland State Transportation Authority Special Obligations VRDN RB for Baltimore/Washington Airport Series 2003 A (State Street Bank and Trust Company) (VMIG1)

$ 6,100,000	1.22%	01/02/2004	$ 6,100,000

University of Maryland System Auxiliary Facility & Tuition VRDN P-Floats-PT 428 Series 2000 (Merrill Lynch SPA) (A-1)

4,930,000	1.28	01/02/2004	4,930,000

$ 11,030,000

Massachusetts—7.0%

Massachusetts Bay Transport Authority GO VRDN General Transportation System (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

$ 60,350,000	1.10%	01/07/2004	$ 60,350,000

Massachusetts Development Finance Agency VRDN RB Refunding for Phillips Academy (Bank of New York SPA) (A-1+/VMIG1)

15,000,000	1.25	01/02/2004	15,000,000

Massachusetts GO VRDN Refunding Series 1998 A (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

90,600,000	1.22	01/02/2004	90,600,000

Massachusetts Health & Educational Facilities Authority VRDN RB for Capital Asset Program Series 1985 E (First National Bank LOC) (VMIG1)

22,400,000	1.30	01/02/2004	22,400,000

Massachusetts Health & Educational Facilities Authority VRDN RB for Partners Healthcare Systems Series 2003 D-3 (JP Morgan Chase SPA) (A-1+/VMIG1)

45,000,000	1.25	01/02/2004	45,000,000

Massachusetts Health & Educational Facilities Authority VRDN RB for Partners Healthcare Systems Series 2003 D-4 (Bank One, N.A. SPA) (A-1/VMIG1)

49,000,000	1.20	01/02/2004	49,000,000

Massachusetts Health & Educational Facilities Authority VRDN RB for Partners Healthcare Systems Series 2003 D-5 (A-1+/VMIG1)

9,000,000	1.25	01/02/2004	9,000,000

Massachusetts Health & Educational Facilities Authority VRDN RB for Partners Healthcare Systems Series 2003 D-6 (A-1+/VMIG1)

8,550,000	1.33	01/02/2004	8,550,000

Massachusetts Housing Finance Agency VRDN RB Series 2003 G (HSBC Bank U.S.A. SPA) (A-1+/VMIG1)

36,535,000	1.10	01/07/2004	36,535,000

Massachusetts Housing Finance Agency VRDN RB Series 2003 F (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)

25,850,000	1.10	01/07/2004	25,850,000

Massachusetts VRDN GO Series 1998 B (Toronto-Dominion Bank SPA) (A-1+/VMIG1)

120,050,000	1.22	01/02/2004	120,050,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Massachusetts (continued)

Massachusetts Water Authority CP Series S-94 (P-1/A-1+/F-1+)

| | $10,000,000 | 1.05% | 03/30/2004 | $ 10,000,000 |

Massachusetts Water Resources Authority Series 1999 (State Street Corp. LOC) (A-1+)

| | 16,000,000 | 0.93 | 01/22/2004 | 16,000,000 |

Massachusetts Water Resources Authority VRDN RB for Multi-Modal-Refunding-Sub-General Series 1998 D (FGIC) (A-1+/VMIG1)

| | 25,260,000 | 1.10 | 01/07/2004 | 25,260,000 |

| | | | | $533,595,000 |

Michigan—2.9%

Detroit Sewer Disposal VRDN RB Senior Lien Series 2003 B (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)

| | $ 5,600,000 | 1.30% | 01/02/2004 | $ 5,600,000 |

Detroit Water Supply System VRDN RB Refunding Senior Lien Series 2003 D (MBIA) (Bank One, N.A. SPA) (A-1+/VMIG1)

| | 15,000,000 | 1.15 | 01/07/2004 | 15,000,000 |

Michigan Building Authority Eagle Tax-Exempt Trust Series 20012204 Class A (Citibank SPA) (A-1+)

| | 16,000,000 | 1.30 | 01/02/2004 | 16,000,000 |

Michigan Municipal Bond Authority Revenue Notes Series 2003 B-1 (SP-1+)

| | 20,000,000 | 2.00 | 08/20/2004 | 20,122,973 |

Michigan Municipal Bond Authority VRDN P-Floats-PT 396 Series 2000 (Merrill Lynch SPA) (A-1)

| | 8,750,000 | 1.28 | 01/02/2004 | 8,750,000 |

Michigan State Building Authority VRDN RB P-Floats-PT 398 Series 2000 (Merrill Lynch SPA) (A-1)

| | 6,605,000 | 1.28 | 01/02/2004 | 6,605,000 |

Michigan State Hospital Finance Authority VRDN RB Refunding for Trinity Health Series 2000 E (AMBAC) (JP Morgan Chase SPA/Northern Trust SPA) (A-1/VMIG1)

| | 78,500,000 | 1.23 | 01/02/2004 | 78,500,000 |

Michigan State Trunk Line Fund Series 1998 A-Eagle Tax-Exempt Trust Series 982202 Class A (Citibank SPA) (A-1+)

| | 30,165,000 | 1.30 | 01/02/2004 | 30,165,000 |

Michigan State University VRDN RB General Series 2003 A (Landesbank Hesson-Thrgn SPA) (A-1+/VMIG1)

| | 44,570,000 | 1.05 | 01/07/2004 | 44,570,000 |

| | | | | $225,312,973 |

Minnesota—2.2%

Elk River Independent School District #728 GO VRDN ROCS Series II-R-183 (FSA) (Salomon Smith Barney SPA) (VMIG1)

| | $ 9,175,000 | 1.30% | 01/02/2004 | $ 9,175,000 |

Minnesota School District COPS for Tax Aid Participate Borrowing Program Aid Anticipate Certificate INDBT-Series 2003 A (MIG1)

| | 40,000,000 | 1.75 | 08/27/2004 | 40,207,301 |

Minnesota State P-Floats-PT 1941 Series 2003 (Merril Lynch SPA) (VMIG1/A-1)

| | $15,840,000 | 1.28% | 01/01/2004 | $ 15,840,000 |

Minnesota State Eagle Tax-Exempt Trust Series 20012301 Class A (Citibank SPA) (A-1+)

| | 3,300,000 | 1.30 | 01/02/2004 | 3,300,000 |

Minnesota State GO Refunding for Various Purposes Series 1998

(AAA/Aa1)

7,000,000	5.00	06/01/2004	7,115,401

Rochester CP Series 2001 D (VMIG1/A-1+)

6,000,000	1.03	01/22/2004	6,000,000

Rochester CP Series F (A-1+)

5,100,000	1.05	02/25/2004	5,100,000

Rochester Health Care Facilities CP Series 2000 B (A-1+)

9,000,000	1.10	01/12/2004	9,000,000

Rochester Health Care Facilities CP Series 2001 A (VMIG1/A-1)

25,000,000	0.95	01/13/2004	25,000,000

Rochester Health Care Facilities CP Series 2001 C (VMIG1/A-1+)

5,000,000	1.10	01/12/2004	5,000,000

Rochester Health Facilities CP Series S-E (A-1+)

4,135,000	1.08	02/18/2004	4,135,000

University of Minnesota VRDN RB Cap Projects Series 1999 A (A-1+/VMIG1)

40,535,000	1.28>	01/07/2004	40,535,000

	$170,407,702

Mississippi—0.4%

Mississippi State GO Eagle Tax-Exempt Trust Series 20012402 Class A (Citibank SPA) (A-1+)

$11,000,000	1.30%	01/02/2004	$ 11,000,000

Mississippi State GO VRDN Merlots Series 2003 B08 (FSA-CR) (Wachovia Bank SPA) (VMIG1)

15,655,000	1.21	01/02/2004	15,655,000

	$ 26,655,000

Missouri—1.3%

Missouri Board Public Buildings VRDN RB P-Floats-PT 1843 Series 2003 (Merrill Lynch SPA) (F-1+)

$ 6,980,000	1.28%	01/02/2004	$ 6,980,000

Missouri Health & Educational Facilities Authority VRDN RB for Medical Research Facilities-Stowers Institution (MBIA) (JP Morgan Chase SPA) (A-1+/VMIG1)

48,200,000	1.25	01/02/2004	48,200,000

Missouri Health & Educational Facility Authority VRDN RB for Washington University Project Series 1984 (JP Morgan Chase SPA) (A-1+/VMIG1)

11,350,000	1.15	01/02/2004	11,350,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)
December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Missouri (continued)
Missouri State Health & Educational Facility Authority VRDN RB for Medical Research Facilities-Stowers (MBIA) (BNP Paribas SPA) (A-1+/VMIG1)

	$30,000,000	1.25%	01/08/2004	$30,000,000
				$96,530,000

Nebraska—0.2%
Douglas County School District No. 1 Floaters VRDN Series 2003890 (Morgan Stanley SPA) (A-1)

	$ 7,300,000	1.28%	01/02/2004	$ 7,300,000

Douglas County School District GO VRDN P-Floats-PT 2060 No. 1 Series 2003 (Merril Lynch Capital Services SPA) (A-1)

	6,685,000	1.28	01/02/2004	6,685,000
				$13,985,000

Nevada—0.3%
Clark County Nevada Eagle Tax-Exempt Trust Series 002801 Class A (Citibank SPA) (A-1+)

	$ 1,000,000	1.30%	01/02/2004	$ 1,000,000

Clark County Nevada Eagle Tax-Exempt Trust Series 1996 Class A (FGIC) (Citibank SPA) (A-1+)

	8,345,000	1.30	01/02/2004	8,345,000

Las Vegas Valley Water District GO VRDN P-Floats-PT 1672 Series 2003 (FGIC) (Merrill Lynch SPA) (A-1)

	11,060,000	1.28	01/02/2004	11,060,000

University of Nevada VRDN RB ROCS RR-II-R 5001 Series 2003 (FGIC) (Citigroup Global Market SPA) (VMIG1)

	5,820,000	1.30	01/02/2004	5,820,000
				$26,225,000

New Hampshire—0.4%
Manchester School Facilities VRDN RB P-Floats-PT-1939 Series 2003 (F-1+)

	$ 5,460,000	1.28%	01/02/2004	$ 5,460,000

Manchester School Facilities VRDN RB ROCS RR II R 5018 Series 2003 (MBIA) (A-1+)

	4,190,000	1.30	01/02/2004	4,190,000

New Hampshire Health & Educational Facilities Authority VRDN RB for Phillips Exeter Academy (Northern Trust SPA) (A-1+/VMIG1)

	12,000,000	1.27	01/02/2004	12,000,000

New Hampshire State GO Floater-PT 1845 Series 2003 (Merrill Lynch SPA) (F-1+)

	8,880,000	1.28	01/02/2004	8,880,000
				$30,530,000

New Jersey—0.6%
New Jersey Economic Development Authority VRD RB Merlots Series 2003 A 41 (FGIC) (Wachovia Bank N.A. SPA) (VMIG1)

	$12,885,000	1.15%	01/07/2004	$12,885,000

New Jersey State TRANS 2004 Series 2003 A (SP-1+/VMIG1)

35,000,000	2.00	06/25/2004	35,160,520
			$48,045,520

New Mexico—0.7%

Albuquerque NM GO Series 2003 B (AA/Aa3)

$ 7,250,000	2.50%>	07/01/2004	$ 7,303,632

Albuquerque NM VRDN RB Refunding Series 2000 (MBIA) (Bank of America SPA) (A-1+/VMIG1)

8,595,000	1.20	01/07/2004	8,595,000

New Mexico State Severance Tax VRDN P-Floats-PT 1428 Series 2002 (Merrill Lynch SPA) (A-1)

11,555,000	1.28	01/02/2004	11,555,000

University of New Mexico VRDN RB Refunding for Sub Lien Systems Series 2003 B (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

2,800,000	1.15	01/07/2004	2,800,000

University of New Mexico VRDN RB Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

20,980,000	1.20	01/07/2004	20,980,000
			$51,233,632

New York—12.2%

Jay Street Development Corp. Centers Facilities VRDN RB for Lease Series 2003 A-1 (Depfa LOC) (A-1+/VMIG1)

$ 8,925,000	1.08%	01/07/2004	$ 8,925,000

Jay Street Development Corp. Centers Facilities VRDN RB for Lease Series 2003 A-2 (Depfa LOC) (A-1+/VMIG1)

17,535,000	1.11	01/07/2004	17,535,000

Lindenhurst Unified Free School District TANS Series 2003 (MIG1)

2,000,000	1.50	06/24/2004	2,005,304

Long Island Power Authority 3/A2-Series CP1 (JP Morgan Chase LOC/Bayerische Landesbank LOC/BNP Paribas LOC/State Street Corp. LOC) (A-1+/P1)

15,700,000	0.95	02/09/2004	15,700,000

Long Island Power Authority Electric System VRDN RB General Series 2003 G (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)

22,600,000	1.07	01/07/2004	22,600,000

Long Island Power Authority Electric System VRDN RB Subseries 1998 1A RMKT 5/23/03 (Bayerische Landesbank LOC/Landesbank Baden-Wurtim LOC) (A-1+/VMIG1)

4,466,000	1.12	01/07/2004	4,466,000

Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank LOC/State Street Corp. LOC) (A-1+/VMIG1)

14,800,000	1.10	01/07/2004	14,800,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

New York (continued)

Long Island Power Authority Electric System VRDN RB
Subseries 1998 3A (JP Morgan LOC/Landesbank Baden-Wurtim LOC)
(A-1+/VMIG1)

$17,000,000	1.10%	01/07/2004	$17,000,000

Long Island Power Authority Electric System VRDN RB
Subseries 1998 3B (Westdeutsche Landesbank LOC) (A-1+/VMIG1)

29,125,000	1.30	01/02/2004	29,125,000

Metropolitan Transportation Authority Dedicated Tax Fund VRDN RB
Series 2002 B (FSA) (Dexia Credit Local SPA) (A-1+)

11,000,000	1.23	01/02/2004	11,000,000

Metropolitan Transportation Authority Eagle Tax-Exempt Trust
Series 20022303 Class A (FSA) (Citibank SPA) (A-1+)

9,155,000	1.26	01/02/2004	9,155,000

Metropolitan Transportation Authority Eagle Tax-Exempt Trust
Series 20022304 Class A (FGIC) (Citibank SPA) (A-1+)

14,290,000	1.26	01/02/2004	14,290,000

Metropolitan Transportation Authority Eagle Tax-Exempt Trust
Series 20022305 Class A (FSA) (Citibank SPA) (A-1+)

6,470,000	1.26	01/02/2004	6,470,000

Metropolitan Transportation Authority VRDN RB Merlots Series 2003
B25 (FGIC) (Wachovia Bank SPA) (VMIG1)

11,165,000	1.17	01/07/2004	11,165,000

Nassau County IDA Civic Facility VRDN RB Refunding &
Improvement for Cold Spring Harbor (JP Morgan Chase SPA) (A-1+)

14,550,000	1.27	01/02/2004	14,550,000

New York City GO VRDN Adjusted ROCS RR II-R-251A Series 2003
(JP Morgan Chase SPA) (VMIG1)

18,000,000	1.30	01/08/2004	18,000,000

New York City GO VRDN Adjusted Subseries 2003 A-2 (Bank of
America N. A. LOC) (A-1+/VMIG1)

22,100,000	1.05	01/07/2004	22,100,000

New York City GO VRDN Adjusted Subseries 2003 A-5 (HSBC Bank
USA LOC) (A-1+/VMIG1)

10,000,000	1.15	01/07/2004	10,000,000

New York City GO VRDN Series 1994 B Subseries B6 (MBIA) (Bank
of Nova Scotia SPA) (A-1/VMIG1)

6,150,000	1.27	01/02/2004	6,150,000

New York City GO VRDN Subseries 2002 C-2 (Bayerische
Landesbank LOC) (A-1+/VMIG1)

26,435,000	1.10	01/07/2004	26,435,000

New York City GO VRDN Subseries 2002 C-3 (BNP Paribas LOC)
(A-1+/VMIG1)

17,000,000	1.12	01/07/2004	17,000,000

New York City GO VRDN Subseries 2002 C-4 (BNP Paribas LOC)
(A-1+/VMIG1)

25,100,000	1.05	01/07/2004	25,100,000

New York City GO VRDN Subseries 2002 C-5 (Bank of New York
LOC) (A-1+/VMIG1)

12,300,000	1.08	01/07/2004	12,300,000

New York City Municipal Water Finance Authority VRDN RB for
Water & Sewer Systems Series 1993 C (FGIC SPA) (A-1+ /VMIG1)

6,100,000	1.27	01/02/2004	6,100,000

New York City Transitional Finance Authority Eagle Tax Exempt
Trust Series 20003203 Class A COPS (Citibank SPA) (A-1+)

2,890,000	1.26	01/02/2004	2,890,000

New York City Transitional Finance Authority VRDN RB for New
York City Recovery Series 2002 3 Subseries 3 B (Bank of New York

16,900,000	1.34	01/02/2004	16,900,000

New York City Transitional Finance Authority VRDN RB for Recovery Series 2002 3 Subseries 3 E (Bank of New York SPA) (A-1+/VMIG1)

35,500,000	1.27	01/02/2004	35,500,000

New York City Transitional Finance Authority VRDN RB for Recovery Series 2002 3 Subseries 3 G (Bank of New York SPA) (A-1+/VMIG1)

31,115,000	1.12	01/07/2004	31,115,000

New York City Transitional Finance Authority VRDN RB for Recovery Series 2002 Subseries 3 H (Bank of New York SPA) (A-1+/VMIG1)

15,040,000	1.28	01/02/2004	15,040,000

New York City Transitional Finance Authority VRDN RB Future Tax Secured Series 1998 A-2 (Bank of Nova Scotia SPA) (A-1+/VMIG1)

31,870,000	1.10	01/07/2004	31,870,000

New York City Transitional Finance Authority VRDN RB Merlots Series 2003 B29 (Wachovia Bank SPA) (VMIG1)

12,660,000	1.17	01/07/2004	12,660,000

New York State Dormitory Authority VRDN RB Mental Health Services Subseries 2003 D-2H (A-1+)

12,800,000	1.22	01/02/2004	12,800,000

New York State Environmental Facilities Corp. RB Eagle Tax-Exempt Trust Series 96C 3204 COPS (Citibank SPA) (A-1+)

9,300,000	1.26	01/02/2004	9,300,000

New York State Housing Finance Agency Service Contract VRDN RB Refunding Series 2003 I (Landebank Hessen-Thueringen LOC) (A-1+)

9,200,000	1.12	01/07/2004	9,200,000

New York State Housing Finance Agency VRDN RB for 20 River Terrace Housing Series 2002 A (Fleet National Bank LOC) (VMIG1)

56,600,000	1.12	01/07/2004	56,600,000

New York State Housing Finance Agency VRDN RB for Housing Historic Front Series 2003 A (Bank of New York LOC) (VMIG1)

5,800,000	1.18	01/07/2004	5,800,000

New York State Housing Finance Agency VRDN RB for Liberty View Apartments Housing Series 1997 A (FNMA) (A-1+)

16,000,000	1.10	01/07/2004	16,000,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

New York (continued)

New York State Housing Finance Agency VRDN RB for Housing 10 Liberty Street Series 2003 (Fleet National Bank LOC) (VMIG1)

| | $23,500,000 | 1.10% | 01/07/2004 | $ 23,500,000 |

New York State Local Government Assistance Corp. VRDN RB Series 1994 B (Westdeutsche Landesbank LOC) (A-1+/VMIG1)

| | 5,000,000 | 1.08 | 01/07/2004 | 5,000,000 |

New York State Local Government Assistance Corp. VRDN RB Series 1995 C (Landesbank Hessen-Thueringen LOC) (A-1+/VMIG1)

| | 14,420,000 | 1.10 | 01/07/2004 | 14,420,000 |

New York State Power Authority VRDN RB Subseries 2000 5 (JP Morgan Chase/Bayerishe/Wachovia/State Street/Bank of Winoscotia/Bank of NY LOC) (A-1/VMIG1)

| | 14,900,000 | 1.10 | 01/07/2004 | 14,900,000 |

New York State Thruway Authority General Revenue CP Series 2001 (Landesbank Hessen-Thueringen LOC) (A-1+)

| | 16,000,000 | 1.03 | 03/09/2004 | 16,000,000 |

New York State Urban Development Corp. RB Floating Rate Receipts Series 2003 SG 164 (A-1+)

| | 12,900,000 | 1.25 | 01/02/2004 | 12,900,000 |

New York VRDN GO Adjusted Subseries 2003 A-6 (Landesbank Baden-Wurtim LOC) (A-1+)

| | 12,200,000 | 1.05 | 01/07/2004 | 12,200,000 |

Rockland County GO RANS (SP-1+/MIG1)

| | 15,000,000 | 2.00 | 02/26/2004 | 15,020,376 |

Sachem Central School District of Holbrook GO Unlimited Notes TANS Series 2003 (SP-1+)

| | 10,500,000 | 1.75 | 06/24/2004 | 10,539,251 |

Three Villages Central School District Brookhaven & Smithtown TANS Series 2003 (MIG1)

| | 15,500,000 | 1.50 | 06/30/2004 | 15,545,786 |

Triborough Bridge & Tunnel Authority Special Obligation VRDN RB Refunding Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| | 8,400,000 | 1.10 | 01/07/2004 | 8,400,000 |

Triborough Bridge & Tunnel Authority Special Obligation VRDN RB Refunding Series 2000 C (FSA) (JP Morgan Chase SPA/Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)

| | 19,100,000 | 1.08 | 01/07/2004 | 19,100,000 |

Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 2001 B (AMBAC) (State Street Corp. SPA) (A-1+/VMIG1)

| | 5,100,000 | 1.08 | 01/07/2004 | 5,100,000 |

Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 2001 C (AMBAC) (Bayerische Landesbank SPA) (A-1+/VMIG1)

| | 61,100,000 | 1.08 | 01/07/2004 | 61,100,000 |

Triborough Bridge & Tunnel Authority VRDN RB General Purpose Series 2003 B (Dexia Credit Local SPA) (A-1+/VMIG1)

| | 42,900,000 | 1.13> | 01/07/2004 | 42,900,000 |

Triborough Bridge & Tunnel Authority VRDN RB Merlots Series 2003 A 26 (AMBAC) (Wachovia Bank SPA) (A+/Aa3)

| | 10,395,000 | 1.17 | 01/07/2004 | 10,395,000 |

Triborough Bridge & Tunnel Authority VRDN RB Refunding for General Purpose Series 2003 F (ABN Amro Bank N.V. SPA) (A-1+/VMIG1)

51,180,000	1.25	01/02/2004	51,180,000
			$935,846,717

North Carolina—2.2%

Cabarrus County VRDN COPS ROCS-RR-II-R-4520 Series 2003 (AMBAC) (Citigroup Global SPA) (A-1+)

$ 5,350,000	1.30%	01/02/2004	$ 5,350,000

Charlotte Water & Sewer Systems VRDN RB Refunding Series 2002 C (Bank of America SPA) (A-1+/VMIG1)

41,800,000	1.23	01/02/2004	41,800,000

North Carolina Health Care Facilities VRDN RB Wakemed Project Series 1999 (Wachovia Bank LOC) (A-1)

17,795,000	1.25	01/02/2004	17,795,000

North Carolina State GO VRDN P-Floats-PT-1962 Series 2003 (Merrill Lynch Capital Services SPA) (F-1+)

6,020,000	1.28	01/02/2004	6,020,000

North Carolina State GO VRDN Refunding Series 2002 C (Bayerische Landesbank SPA) (A-1+/VMIG1)

22,100,000	1.06>	01/07/2004	22,100,000

North Carolina State GO VRDN Refunding Series 2002 D (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)

21,600,000	1.00	01/07/2004	21,600,000

University of North Carolina Hospital Chapel Hill VRDN RB Series 2001 B (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

29,000,000	1.30	01/02/2004	29,000,000

University of North Carolina Hospital Chapel Hill VRDN RB Series 2003 B (Wachovia Bank N.A. SPA) (A-1/VMIG1)

9,375,000	1.20	01/02/2004	9,375,000

Wilmington GO VRDN Refunding Bonds Series 2002 (Wachovia Bank SPA) (A-1/VMIG1)

6,425,000	1.10	01/07/2004	6,425,000

Winston Salem Water & Sewer Systems VRDN RB Series 2002 B (Dexia Credit Local SPA) (A-1+/VMIG1)

9,100,000	1.11	01/07/2004	9,100,000
			$168,565,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Ohio—2.6%

Franklin County VRDN RB for Trinity Health Credit Series 2000 F (JP Morgan Chase SPA/Bayerische Landesbank SPA) (A-1+/VMIG1)

	$74,550,000	1.23%	01/02/2004	$ 74,550,000

Hamilton County Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 B (MBIA) (Credit Suisse First Boston SPA) (A-1/VMIG1)

	24,353,000	1.12	01/07/2004	24,353,000

Hamilton County Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 F (MBIA) (Credit Suisse First Boston SPA) (A-1/VMIG1)

	3,230,000	1.12	01/07/2004	3,230,000

Ohio State GO VRDN ROCS RR II-R-4544 Series 2003 (Citigroup Global SPA) (A-1+)

	7,950,000	1.30	01/08/2004	7,950,000

Ohio State University CP Series 2003 C (A-1+/VMIG1/F-1+)

	15,000,000	1.05	04/09/2004	15,000,000

Ohio State University General Receipts VRDN RB Series 1999 B-2 (A-1+/VMIG1)

	2,985,000	1.13	01/07/2004	2,985,000

Ohio State VRDN Refunding for Infrastructure Improvement Series 2003 B (A-1+/VMIG1/F-1+)

	60,615,000	1.12	01/07/2004	60,615,000

Ohio State Water Development Authority VRDN RB Refunding for Water Development Pure Water Series 2002 B (MBIA) (State Street Corp. SPA) (A-1+/VMIG1)

	10,000,000	1.10	01/07/2004	10,000,000

				198,683,000

Oklahoma—0.3%

Oklahoma State GO VRDN Floater-PT-1879 Series 2003 (FGIC) (Merrill Lynch SPA)

	$10,000,000	1.28%	01/02/2004	$ 10,000,000

Payne County Economic Development Authority Student Housing VRDN RB for Osuf Phase III Project Series 2002 (AMBAC) (Dexia Credit Local SPA) (VMIG1)

	15,470,000	1.26	01/02/2004	15,470,000

				$ 25,470,000

Oregon—2.0%

Clackamas County Hospital Facility Authority VRDN RB for Legacy Health System Series 2003 (A-1+/VMIG1)

	$ 5,000,000	1.19%	01/07/2004	$ 5,000,000

Oregon State GO Veteran's Welfare VRDN Series 1985 73 H (Bayerische Landesbank SPA) (A-1+/VMIG1)

	77,400,000	1.13	01/07/2004	77,400,000

Oregon State GO VRDN Series 1985 73 G (JP Morgan Chase SPA) (A-1+/VMIG1)

	22,800,000	1.13	01/07/2004	22,800,000

Tri-County Metropolitan Transportation District VRDN RB for Interstate Max Project Series 2001 A (Bayerische Landesbank LOC) (A-1+/VMIG1)

	48,030,000	1.20	01/02/2004	48,030,000

				$153,230,000

Pennsylvania—3.6%

Allegheny County Hospital Development Authority VRDN RB for Presbyterian University Health System Series 1990 D (MBIA) (JP Morgan Chase SPA) (A-1+/VMIG1)

$ 3,360,000	1.27%	01/02/2004	$ 3,360,000

Allegheny County Hospital Development Authority VRDN RB Health Center Presbyterian Series 1990 B (MBIA) (J.P. Morgan Chase Bank) (A-1+/VMIG1)

7,850,000	1.27	01/02/2004	7,850,000

Commonwealth of Pennsylvania GO Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (Citibank SPA) (A-1+)

15,030,000	1.30	01/02/2004	15,030,000

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Project (AMBAC) (A-1/VMIG1)

11,725,000	1.15	01/07/2004	11,725,000

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (PNC Bank SPA) (A-1/VMIG1)

3,415,000	1.15	01/07/2004	3,415,000

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (Wachovia SPA) (A-1+/VMIG1)

28,540,000	1.15	01/07/2004	28,540,000

Pennsylvania Intergovernmental Cooperative Authority VRDN Special Tax Refunding for Philadelphia Funding Series 2003 (AMBAC) (JP Morgan Chase SPA) (A-1+/VMIG1)

55,000,000	1.24	01/02/2004	55,000,000

Pennsylvania State University VRDN RB Series 2002 A (Toronto-Dominion Bank SPA) (A-1+/VMIG1)

18,900,000	1.24	01/02/2004	18,900,000

Pennsylvania Turnpike Commission VRDN RB Series 2002 A-1 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

38,850,000	1.15	01/07/2004	38,850,000

Pennsylvania Turnpike Commission VRDN RB Series 2002 A-3 (Bayerische Landesbank SPA) (A-1+/VMIG1)

36,785,000	1.15	01/07/2004	36,785,000

Pennsylvania Turnpike Commission VRDN RB Series 2002 B (Dexia Credit Local SPA) (A-1+/VMIG1)

28,605,000	1.25	01/02/2004	28,605,000

Philadelphia Hospitals & Higher Education Facilities Authority Hospital VRDN RB for Children's Hospital Project Series 2003 A (JP Morgan Chanse Bank SPA) (A-1+/VMIG1)

3,500,000	1.30	01/02/2004	3,500,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Pennsylvania (continued)			
Philadelphia Water & Wastewater VRDN RB Refunding Series 2003 (FSA) (Dexia Credit Local) (A-1+/VMIG1)			
$14,750,000	1.09%	01/07/2004	$ 14,750,000
Temple University of the Commonwealth Systems of Higher Education RB for University Funding Obligation (MIG1)			
10,425,000	1.20	05/04/2004	10,425,000
			$276,735,000
Puerto Rico—2.4%			
Commonwealth of Puerto Rico TRANS Series 2003 (SP-1+/MIG1)			
$19,000,000	2.00%	07/30/2004	$ 19,108,895
Puerto Rico Government Development Bank CP (A-1+)			
14,941,000	0.95	01/16/2004	14,941,000
10,075,000	0.98	02/12/2004	10,075,000
20,000,000	1.05	02/13/2004	20,000,000
5,023,000	1.00	02/18/2004	5,023,000
10,148,000	1.10	02/18/2004	10,148,000
16,488,000	1.00	02/19/2004	16,488,000
14,632,000	1.08	02/20/2004	14,632,000
18,530,000	1.08	02/27/2004	18,530,000
9,491,000	1.05	03/09/2004	9,491,000
17,185,000	1.03	03/10/2004	17,185,000
21,000,000	1.08	04/07/2004	21,000,000
5,358,000	1.08	04/16/2004	5,358,000
			$181,979,895
Rhode Island—0.1%			
Rhode Island Clean Water Protection Finance Agency VRDN PCRB P-Floats-PT 1403 Series 2002 (Merrill Lynch SPA) (A-1)			
$ 5,165,000	1.28%	01/02/2004	$ 5,165,000
Rhode Island State Health & Educational Building Corp. VRDN RB for Higher Education Facilities-Brown Series 2003 B (A-1+/VMIG1)			
4,000,000	1.20	01/02/2004	4,000,000
			$ 9,165,000
South Carolina—0.5%			
Charleston Waterworks & Sewer VRDN RB Refunding for Capital Improvement Series 2003 A (Bank of America N.A.) (A-1+/VMIG1)			
$ 9,000,000	1.27%	01/02/2004	$ 9,000,000
South Carolina Eagle Tax-Exempt Trust Series 20014001 Class A (MBIA) (Citibank SPA) (A-1+)			
7,000,000	1.30	01/02/2004	7,000,000
South Carolina Public Service Authority CP (A-1+/P-1)			
13,000,000	1.05	06/09/2004	13,000,000
South Carolina Public Service Authority VRDN RB P-Floats-PT-1877 Series 2003 (AMBAC) (Merrill Lynch SPA) (AAA)			
6,000,000	1.28	01/02/2004	6,000,000
South Carolina State VRDN P-Floats-PT 1225 Series 2000 (Merrill Lynch SPA) (A-1+)			
6,805,000	1.25	01/02/2004	6,805,000

| | | | | $ 41,805,000 |

Tennessee—2.4%

City of Memphis GO CP Series 2001 (Westdeutsche Landesbank SPA) (A-1+/P-1)

$12,500,000	0.95%	02/13/2004	$ 12,500,000
7,100,000	1.03	03/10/2004	7,100,000

Knoxville Utilities Board VRDN RB Adjusted Subordinate Gas System Notes Series 2000 (FSA) (SunTrust Bank) (A-1+/VMIG1)

2,700,000	1.31	01/02/2004	2,700,000

Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB Refunding for Vanderbilt University Series 2000 B (Bayerische Landesbank SPA) (A-1+/VMIG1)

35,385,000	1.23	01/02/2004	35,385,000

Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB Refunding for Vanderbilt University Series 2002 B (Bayerische Landesbank SPA) (A-1+/VMIG1)

29,400,000	1.30	01/02/2004	29,400,000

Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB Refunding for Vanderbilt University Series 2003 A (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

35,155,000	1.23	01/02/2004	35,155,000

Metropolitan Government of Tennessee CP (A-1+/F-1+)

5,000,000	0.97	02/10/2004	5,000,000

Sevier County Public Building Authority VRDN RB for Local Government Improvement Series 1999 III-F (AMBAC) (Landesbank Hessen-Thueringen Girozentrale LOC) (VMIG1)

25,805,000	1.26	01/02/2004	25,805,000

Shelby Eagle Tax-Exempt Trust Series 20014202 Class A COPS (Citibank SPA) (A-1+)

17,000,000	1.30	01/02/2004	17,000,000

Tennessee GO CP Series A (Tennessee Consolidated Retirement System) (A-1+)

11,250,000	1.00	03/11/2004	11,250,000

			$181,295,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas—13.6%			
City of Houston Texas Water & Sewer System CP Notes Series A (Bayerische Landesbank LOC/Westdeutsche Landesbank LOC) (A-1+/P-1)			
$ 5,000,000	0.95%	01/28/2004	$ 5,000,000
17,000,000	1.00	01/28/2004	17,000,000
37,750,000	0.95	01/29/2004	37,750,000
20,000,000	1.05	01/29/2004	20,000,000
13,000,000	1.03	02/11/2004	13,000,000
11,000,000	0.95	02/18/2004	11,000,000
City of San Antonio Electric & Gas System VRDN Series 1997 SG 105 (Societe Generale SPA) (A-1+)			
19,170,000	1.28	01/02/2004	19,170,000
Clear Creek Texas Independent School District GO VRDN ROCS RR II-R-1022 (PSF-GTD) (Citigroup Global Market Holding, Inc.) (A-1+)			
8,255,000	1.30	01/02/2004	8,255,000
Coastal Bend Health Facilities Development Corp. VRDN Updates Series 1998 B (AMBAC) (Bank One, N.A. SPA) (SP-1+/VMIG1)			
26,800,000	1.15	01/07/2004	26,800,000
Cypress Fairbanks Texas Independent School District VRDN Merlots Series 2001 A129 (Wachovia Bank SPA) (A-1)			
9,985,000	1.21	01/07/2004	9,985,000
Dallas Texas Area Rapid Transit CP (A-1+/P-1)			
9,000,000	1.05	01/27/2004	9,000,000
Dallas Texas Area Rapid Transit VRDN RB P-Floats-PT 1503 Series 2002 (FGIC) (Merrill Lynch SPA) (A-1)			
5,470,000	1.28	01/02/2004	5,470,000
Dallas Texas Area Rapid Transit VRDN RB P-Floats-PT 2069 Series 2003 (AMBAC) (Merril Lynch Capiltal Services SPA) (F-1+)			
5,765,000	1.28	01/02/2004	5,765,000
Dallas Texas Independent School District P-Floats-PT 1909 Series 2003 (U.S. Bank Trust N.A.) (F-1+)			
5,665,000	1.28	01/02/2004	5,665,000
Harris County GO VRDN Floaters Series 2003885 (A-1)			
7,700,000	1.28	01/02/2004	7,700,000
Harris County Health Facilities Development Corp. VRDN RB for Methodist Hospital (A-1+)			
239,930,000	1.30	01/02/2004	239,930,000
Harris County Texas Toll Road CP (Dexin Credit Local SPA) (A-1/P-1/F-1+)			
37,300,000	1.00	03/10/2004	37,300,000
8,000,000	1.05	04/12/2004	8,000,000
Houston Texas GO VRDN P-Floats-PT 1817 Series 2003 (FSA) (Westdeutsche Landesbank SPA) (A-1+)			
5,470,000	1.28	01/02/2004	5,470,000
Houston Texas GO VRDN ROCS RR II-R-1048 (MBIA) (Citigroup Global Markets Holdings Inc. SPA) (VMIG1)			
10,340,000	1.30	01/02/2004	10,340,000
Houston Texas Higher Education Finance Corporation Rice University (A-1+/P-1)			
6,000,000	0.95	01/16/2004	6,000,000
11,500,000	0.95	02/06/2004	11,500,000
17,000,000	0.95	02/12/2004	17,000,000
Houston Texas TRANS (A-1+/MIG1)			
40,000,000	1.50	06/30/2004	40,127,741
North Texas Tollway Authority VRDN RB Dallas North Tollway Systems Floating Rate RCPTS Series 2003 SG-167 (AMBAC) (Socite Generale SPA) (A-1+)			
8,975,000	1.28	01/02/2004	8,975,000

Red River Texas Education Financing VRDN RB for Texas Christian University Project Series 2000 (VMIG1)

28,100,000	1.25	01/07/2004	28,100,000

San Antonio Electric & Gas CP

5,000,000	1.02	03/08/2004	5,000,000

San Antonio Electric & Gas System CP Notes Series A (A-1+/ P-1)

10,000,000	0.95	01/13/2004	10,000,000
24,400,000	0.90	01/14/2004	24,400,000
15,900,000	0.95	01/14/2004	15,900,000
5,000,000	0.93	01/22/2004	5,000,000
11,900,000	1.10	02/10/2004	11,900,000
13,700,000	1.05	06/09/2004	13,700,000

San Antonio Electric & Gas VRDN RB Systems Junior Lien Series 2003 (Bank of America SPA) (A-1+/VMIG1)

10,000,000	1.28	01/07/2004	10,000,000

San Antonio Water System CP (A-1/P-1/F-1+)

4,000,000	0.95	01/22/2004	4,000,000

South Texas Community College District VRDN P-Floats-PT 1415 Series 2002 (AMBAC) (Merrill Lynch SPA) (A-1)

6,580,000	1.28	01/02/2004	6,580,000

Texas A & M University CP Series B (A-1+)

19,000,000	0.95	01/21/2004	19,000,000

Texas A & M University Paramount University Fund (A-1+/ F-1+)

5,000,000	0.93	01/21/2004	5,000,000
5,000,000	1.10	08/17/2004	5,000,000
7,000,000	1.10	08/18/2004	7,000,000
6,000,000	1.10	08/19/2004	6,000,000

Texas State P-Floats-PT-1895 Series 2003 (Westdeutsche Landesbank SPA) (A-1+)

5,505,000	1.28	01/02/2004	5,505,000

Texas State GO VRDN P-Floats-PT 1529 Series 2002 (Merrill Lynch SPA) (A-1)

6,800,000	1.28	01/02/2004	6,800,000

Texas State TRANS Series 2003 (A-1+/MIG1)

243,000,000	2.00	08/31/2004	244,380,801

Texas Water Development Board VRDN RB Refunding State Revolving Fund-Sub Series 2003 (JP Morgan Chase Bank SPA) (A-1+/VMIG1)

11,440,000	1.30	01/02/2004	11,440,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Texas (continued)

University of Texas VRDN RB P-Floats-PT 1698 Series 2003 A (Merrill Lynch SPA) (A-1)

| $ 500,000 | 1.28% | 01/02/2004 | $ 500,000 |

West Calhoun County Development VRDN RB for Updates-Sohio Chemical Corp. Project Series 1985 (A-1+/P1)

| 14,000,000 | 1.30 | 01/02/2004 | 14,000,000 |

| | | | $1,045,408,542 |

Utah—3.0%

Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (JP Morgan Chase SPA) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

| $27,410,000 | 1.15% | 01/07/2004 | $ 27,410,000 |

Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 F (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

| 14,640,000 | 1.15 | 01/07/2004 | 14,640,000 |

Central Water Conservancy District GO VRDN Refunding Series 2002 A (AMBAC) (Landesbank Hessen-Thueringen SPA) (VMIG1)

| 14,925,000 | 1.15 | 01/07/2004 | 14,925,000 |

Murray City Hospital VRDN RB for IHC Health Services, Inc. Series 2003 B (A-1+/Aa2)

| 20,000,000 | 1.25 | 01/02/2004 | 20,000,000 |

Murray City Hospital VRDN RB for IHC Health Services, Inc. Series 2003 D (A -1+/Aa2)

| 9,200,000 | 1.33 | 01/02/2004 | 9,200,000 |

Murray City Hospital VRDN RB for IHC Health Services, Inc. Series 2003 A (A-1+/Aa2)

| 47,000,000 | 1.25 | 01/02/2004 | 47,000,000 |

Murray City Hospital VRDN RB for IHC Health Services, Inc. Series 2003 C (A-1+/Aa2)

| 40,300,000 | 1.30 | 01/02/2004 | 40,300,000 |

Salt Lake City GO Unlimited Notes TRANS Series 2003

| 12,000,000 | 2.00 | 06/30/2004 | 12,063,427 |

University of Utah VRDN RB for Auxiliary & Campus Facilities Series 1997 A (Bank of Nova Scotia SPA) (A-1/VMIG1)

| 11,120,000 | 1.25 | 01/07/2004 | 11,120,000 |

Utah County Hospital VRDN RB for IHC Health Services, Inc. Series 2002 C (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

| 10,000,000 | 1.12 | 01/02/2004 | 10,000,000 |

Utah Transit Authority Sales Tax VRDN RB Subseries 2002 B (Bayerische Landesbank LOC) (A-1+/VMIG1)

| 7,500,000 | 1.22 | 01/02/2004 | 7,500,000 |

Utah Water Finance Agency VRDN RB Series 2002 A1 (AMBAC) (JP Morgan Chase SPA) (VMIG1)

| 8,245,000 | 1.20 | 01/07/2004 | 8,245,000 |

Weber County Hospital VRDN RB for IHC Health Services, Inc. Series 2000 A (Dexia Credit Local SPA) (A-1+/VMIG1)

| 6,000,000 | 1.33 | 01/02/2004 | 6,000,000 |

| | | | $ 228,403,427 |

Virginia—1.5%

Fairfax County Virginia GO Series 2003 B (AAA/Aaa)

$ 9,765,000	2.00%	06/01/2004	$ 9,804,299

Fairfax Virginia County Economic DAR VRDN RB for Smithsonian Institution Series 2003 A (Bank of America N.A. SPA) (A-1+/VMIG1)

20,800,000	1.18	01/02/2004	20,800,000

Fairfax Virginia County Economic DAR VRDN RB for Smithsonian Institution Series 2003 B (Bank of America N.A. SPA) (A-1+/VMIG1)

5,000,000	1.25	01/02/2004	5,000,000

Loudoun Virginia County IDA VRDN RB for Howard Hughes Medical Institution Series 2003 F (A-1+/VMIG1)

13,685,000	1.06	01/07/2004	13,685,000

Roanoke IDA Hospital VRDN RB Refunding for Carilion Health System Series 2002 B (JP Morgan Chase SPA) (A-1+/VMIG1)

30,810,000	1.30	01/02/2004	30,810,000

Roanoke IDA Hospital VRDN RB Refunding for Carilion Health System Series 2002 C (Wachovia Bank N.A. SPA) (A-1/VMIG1)

5,100,000	1.18	01/02/2004	5,100,000

Roanoke IDA Hospital VRDN RB Refunding for Carilion Health Systems Series 2002 D (Bank of America N.A.) (A-1+/VMIG1)

16,545,000	1.30	01/02/2004	16,545,000

Virginia College Building Authority Educational Facilities RB for 21st Century College Program Series 2000 (AA+/Aa1)

9,220,000	5.75	02/02/2004	9,257,046

Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (Suntrust Bank SPA) (VMIG1)

3,000,000	1.15	01/07/2004	3,000,000

	$ 114,001,345

Washington—3.8%

Energy Northwest Electric VRDN RB Merlots Series 2003-A04 (MBIA) (Wachovia Bank SPA) (VMIG1)

$ 8,805,000	1.21%	01/07/2004	$ 8,805,000

Energy Northwest Electric VRDN RB Refunding Project No. 3 Series 2003 E (JP Morgan Chase LOC) (A-1+/VMIG1)

46,125,000	1.15	01/07/2004	46,125,000

Grant County Public Utility District Eagle Trust Series 20014702 Class A (FSA) (Citibank SPA) (A-1+)

8,810,000	1.30	01/02/2004	8,810,000

King & Snohomish Counties Washington School District #417 Northshore GO VRDN P-Floats-PT 1445 Series 2002 (Merrill Lynch SPA) (A-1)

5,230,000	1.28	01/02/2004	5,230,000

The accompanying notes are an integral part of these financial statements.

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Washington (continued)

King County School District No. 401 Highline Public Schools GO VRDN PT 1423 (FGIC) (Merrill Lynch SPA) (A-1)

| | $11,165,000 | 1.28% | 01/02/2004 | $ 11,165,000 |

King County Sewer RB CP Series 2002 A (Bayerische Landesbank SPA) (A-1)

| | 15,000,000 | 0.95 | 01/12/2004 | 15,000,000 |

Port Seattle VRDN RB Floaters Series 2003 849-D (MBIA) (A-1)

| | 14,460,000 | 1.29 | 01/02/2004 | 14,460,000 |

Snohomish County Public Utility District No. 1 VRDN RB Adjusted Refunding Series 2002 A-1 (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)

| | 6,150,000 | 1.09 | 01/07/2004 | 6,150,000 |

Snohomish County Public Utility District No. 1 VRDN RB Adjusted Refunding Series 2002 A-2 (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)

| | 12,035,000 | 1.09 | 01/07/2004 | 12,035,000 |

State of Washington Eagle Tax-Exempt Trust Series 2000 Class A COPS (Citibank SPA) (A-1+)

| | 12,000,000 | 1.30 | 01/02/2004 | 12,000,000 |

Tacoma Regional Water Supply Systems VRDN RB Merlots Series 2003-B05 (MBIA) (Wachovia Bank SPA) (VMIG1)

| | 13,880,000 | 1.21 | 01/07/2004 | 13,880,000 |

Washington Public Power Supply System Nuclear Project No. 1 VRDN Refunding Series 1993 1A-2 (Bank of America LOC) (A-1+/VMIG2)

| | 4,770,000 | 1.07 | 01/07/2004 | 4,770,000 |

Washington State GO VRDN P-Floats-PT 433 Series 2000 (MBIA) (Merrill Lynch SPA) (A-1)

| | 19,865,000 | 1.28 | 01/02/2004 | 19,865,000 |

Washington State Eagle Tax-Exempt Trust Series 20024701 Class A (FSA) (Citibank SPA) (A-1+)

| | 10,060,000 | 1.30 | 01/02/2004 | 10,060,000 |

Washington State Eagle Tax-Exempt Trust Series 20024703 Class A (MBIA) (Citibank SPA) (A-1+)

| | 6,915,000 | 1.30 | 01/02/2004 | 6,915,000 |

Washington State Eagle Tax-Exempt Trust Series 984702 Class A (Citibank SPA) (A-1+)

| | 6,500,000 | 1.30 | 01/02/2004 | 6,500,000 |

Washington State GO Series 1994 A (AA+/Aa1)

| | 7,000,000 | 6.10 | 09/01/2004 | 7,232,412 |

Washington State GO Series 2003 A (AA+/Aa1)

| | 12,890,000 | 6.00 | 09/01/2004 | 13,309,567 |

Washington State GO Eagle Tax-Exempt Trust Series 96C 4704 Class A (Citibank SPA) (A-1+)

| | 8,525,000 | 1.30 | 01/02/2004 | 8,525,000 |

Washington State GO VRDN for Merlots Series 2002 A57 (MBIA) (Wachovia Bank SPA) (VMIG1)

| | 20,610,000 | 1.21 | 01/07/2004 | 20,610,000 |

Washington State GO VRDN for Merlots Series 2002 A65 (MBIA) (Wachovia Bank SPA) (VMIG1)

| | 7,620,000 | 1.21 | 01/07/2004 | 7,620,000 |

Washington State GO VRDN for Merlots Series 2003 B23 (MBIA) (Wachovia Bank SPA) (VMIG1)

| | 18,200,000 | 1.21 | 01/07/2004 | 18,200,000 |

Washington State GO VRDN P-Floats-PT 1407 Series 2002 (Merrill Lynch SPA) (A-1+)

| | 7,495,000 | 1.28 | 01/02/2004 | 7,495,000 |

Washington State GO VRDN P-Floats-PT 775 Series 2003 (FSA) (Svenska Handelsbanken SPA) (A-1+)

2,310,000	1.30	01/02/2004	2,310,000

Washington State P-Floats-PT 1781 Series 2003 (AAA/F-1+)

7,050,000	1.28	01/02/2004	7,050,000

	$294,121,979

West Virginia—0.1%

Marshall County VRDN PCRB Updates-Mountaineer Carbon Co. (A-1+/P1)

$ 9,000,000	1.30%	01/02/2004	$ 9,000,000

Wisconsin—1.0%

Milwaukee Metropolitan Sewage District GO Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 Class A (Citibank SPA) (A-1)

$10,300,000	1.30%	01/02/2004	$ 10,300,000

Southeast Professional Baseball Park District Sales Tax Revenue VRDN P-Floats-PT 425 Series 2002 (MBIA) (Merrill Lynch SPA) (A-1)

5,500,000	1.28	01/02/2004	5,500,000

Wisconsin Eagle Tax-Exempt Trust Series 20004901 Class A (Citibank SPA) (A-1+)

7,615,000	1.30	01/02/2004	7,615,000

Wisconsin State GO VRDN Floater-PT 1507 Series 2002 (FGIC) (Merrill Lynch SPA) (A-1)

5,850,000	1.28	01/02/2004	5,850,000

Wisconsin State Health & Educational Facilities Authority VRDN RB for Aurora Health Care Series 1999 C (Bank One LOC) (A-1)

39,000,000	1.12	01/07/2004	39,000,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2003

	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Wisconsin (continued)				
Wisconsin State Operating Revenue Notes Series 2003 (SP-1+/MIG1)				
	$5,000,000	2.25%	06/15/2004	$ 5,027,404
				$ 73,292,404
Total Investments				$7,675,275,202

> All or portion represents a forward commitment.

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prerefunded date for those types of securities.

Security ratings are obtained from Standard & Poor's/Moody's Investors Service and are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

Investment Abbreviations:

AMBAC	—	Insured by American Municipal Bond Assurance Corp.
COPS	—	Certificates of Participation
CP	—	Commercial Paper
DAR	—	Development Authority Revenue
FGIC	—	Insured by Financial Guaranty Insurance Co.
FHLMC	—	Insured Federal Home Loan Mortgage Corp.
FNMA	—	Insured by Federal National Mortgage Assoc.
FSA	—	Insured by Financial Security Assurance Co.
GO	—	General Obligation
IDA	—	Industrial Development Authority
IDB	—	Industrial Development Bond
IDRB	—	Industrial Development Revenue Bond
LOC	—	Letter of Credit
MBIA	—	Insured by Municipal Bond Investors Assurance
MF Hsg.	—	Multi-Family Housing
PCRB	—	Pollution Control Revenue Bond
PSF-GTD	—	Guaranteed by Permanent School Fund
RANS	—	Revenue Anticipation Notes
RB	—	Revenue Bond
ROCS	—	Reset Option Certificates
SPA	—	Stand-by-Purchase Agreement
TANS	—	Tax Anticipation Notes
TFA	—	Transportation Finance Authority
TRANS	—	Tax Revenue Anticipation Notes
VRDN	—	Variable Rate Demand Note

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

December 31, 2003

	Prime Obligations Fund	Money Market Fund
Assets:		
Investment in securities, at value based on amortized cost	$26,451,384,439	$10,686,448,366
Repurchase Agreements	2,070,500,000	680,300,000
Cash	79,282	37,143
Receivables:		
Interest	20,591,423	9,903,585
Fund shares sold	56,822	1,154,234
Reimbursement from investment adviser	—	—
Other assets	533,407	188,635
Total assets	28,543,145,373	11,378,031,963
Liabilities:		
Payables:		
Investment securities purchased	—	—
Income distribution	11,793,832	3,754,563
Fund shares repurchased	470,014	551,776
Amounts owed to affiliates	3,941,961	1,512,451
Accrued expenses and other liabilities	2,025,331	547,395
Total liabilities	18,231,138	6,366,185
Net Assets:		
Paid-in capital	28,524,914,235	11,371,665,778
Accumulated net realized loss on investment transactions	—	—
Net assets	$28,524,914,235	$11,371,665,778
Net asset value, offering and redemption price per share:	$1.00	$1.00
Shares outstanding:		
FST Shares	22,750,509,636	10,389,311,809
FST Select Shares	53,859,159	93,037,655
FST Preferred Shares	1,427,970,395	113,299,092
FST Capital Shares	339,342,363	24,180,314
FST Administration Shares	3,080,780,236	447,290,360
FST Service Shares	872,452,446	304,546,548
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	28,524,914,235	11,371,665,778

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	$ 604,967,617	$1,719,292,129	$2,738,288,348	$8,305,411,873	$7,675,275,202
	3,374,600,000	—	1,060,500,000	—	—
	57,961	10,012	31,564	71,156	10,004,715
	6,639,008	2,509,610	6,461,065	12,318,173	18,236,614
	200,008	—	60,800	647	98,918
	30,440	37,459	60,017	—	—
	47,175	29,670	96,742	102,099	139,163
	3,986,542,209	1,721,878,880	3,805,498,536	8,317,903,948	7,703,754,612
	—	584,814,705	49,997,500	199,989,970	32,100,926
	1,442,416	468,594	1,469,584	1,462,145	1,475,357
	350,000	—	—	—	3,045
	644,028	180,074	533,949	1,231,640	1,020,071
	709,113	183,447	522,328	570,795	259,342
	3,145,557	585,646,820	52,523,361	203,254,550	34,858,741
	3,983,396,652	1,136,232,060	3,752,975,175	8,114,649,398	7,669,083,211
	—	—	—	—	(187,340)
	$3,983,396,652	$1,136,232,060	$3,752,975,175	$8,114,649,398	$7,668,895,871
	$1.00	$1.00	$1.00	$1.00	$1.00
	1,700,015,842	805,747,378	1,906,071,273	7,076,044,042	7,052,171,879
	9,513,079	1,120	114,133,113	19,273	75,811,112
	501,231,171	8,052,753	433,695,343	108,636,717	204,104,093
	10,980,147	22,662,045	117,415,753	4,748,029	2,783,399
	1,199,362,280	187,685,259	934,764,060	419,747,301	273,664,693
	562,294,133	112,083,505	246,895,633	505,454,036	60,411,286
	3,983,396,652	1,136,232,060	3,752,975,175	8,114,649,398	7,668,946,462

33

Statements of Operations
For the Year Ended December 31, 2003

	Prime Obligations Fund	Money Market Fund
Investment income:		
Interest	$331,754,482	$135,526,923
Expenses:		
Management fees	54,762,363	22,225,399
Administration Share fees	8,026,896	1,045,986
Service Share fees	4,901,376	1,730,813
Custody and accounting fees	1,779,128	900,978
Preferred Share fees	1,787,993	125,563
Registration fees	236,134	131,900
Capital Share fees	460,117	30,823
Professional fees	65,893	61,691
Printing fees	27,030	27,030
Select Share fees	40,272	17,919
Trustee fees	10,861	10,861
Other	494,974	222,644
Total expenses	72,593,037	26,531,607
Less—expense reductions	(9,350,177)	(3,795,055)
Net expenses	63,242,860	22,736,552
Net investment income	268,511,622	112,790,371
Net realized gain (loss) on investment transactions	267,584	99,704
Net increase in net assets resulting from operations	$268,779,206	$112,890,075

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	$51,537,019	$11,851,220	$53,352,328	$99,747,980	$69,000,675
	9,367,836	2,321,169	8,891,505	17,142,079	13,510,893
	3,728,654	482,424	2,570,073	1,359,606	732,157
	3,143,134	420,265	1,430,285	2,583,311	300,900
	574,617	317,393	520,855	723,620	575,616
	574,158	23,431	433,744	99,995	212,579
	113,684	76,368	100,872	133,273	88,795
	12,671	4,906	204,172	5,704	4,569
	59,013	55,013	56,134	64,100	52,703
	27,030	27,030	27,030	27,030	27,030
	20,321	155	40,732	6	7,174
	10,861	10,861	10,861	10,861	10,861
	127,309	57,268	159,045	215,446	111,826
	17,759,288	3,796,283	14,445,308	22,365,031	15,635,103
	(956,688)	(548,838)	(1,784,215)	(1,255,769)	(2,651,805)
	16,802,600	3,247,445	12,661,093	21,109,262	12,983,298
	34,734,419	8,603,775	40,691,235	78,638,718	56,017,377
	2,011,255	525,657	132,562	1,023,647	(187,340)
	$36,745,674	$ 9,129,432	$40,823,797	$79,662,365	$55,830,037

Statements of Changes in Net Assets

For the Year Ended December 31, 2003

	Prime Obligations Fund	Money Market Fund
From operations:		
Net investment income	$ 268,511,622	$ 112,790,371
Net realized gain (loss) on investment transactions	267,584	99,704
Net increase in net assets resulting from operations	268,779,206	112,890,075
Distributions to shareholders:		
From net investment income		
FST Shares	(215,994,373)	(105,482,669)
FST Select Shares	(1,423,245)	(618,328)
FST Preferred Shares	(17,097,317)	(1,236,439)
FST Capital Shares	(2,899,080)	(174,606)
FST Administration Shares	(25,849,019)	(3,398,251)
FST Service Shares	(5,516,172)	(1,979,782)
Total distributions to shareholders	(268,779,206)	(112,890,075)
From share transactions (at $1.00 per share):		
Proceeds from sales of shares	225,087,976,745	69,260,071,771
Reinvestment of dividends and distributions	119,207,698	60,261,263
Cost of shares repurchased	(226,225,840,901)	(68,212,292,973)
Net increase (decrease) in net assets resulting from share transactions	(1,018,656,458)	1,108,040,061
Total increase (decrease)	(1,018,656,458)	1,108,040,061
Net assets:		
Beginning of year	29,543,570,693	10,263,625,717
End of year	$ 28,524,914,235	$ 11,371,665,778

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund		Treasury Instruments Fund		Government Fund		Federal Fund		Tax-Free Money Market Fund
$	34,734,419	$	8,603,775	$	40,691,235	$	78,638,718	$	56,017,377
	2,011,255		525,657		132,562		1,023,647		(187,340)
	36,745,674		9,129,432		40,823,797		79,662,365		55,830,037
	(17,437,213)		(7,361,361)		(24,508,107)		(72,022,335)		(52,104,038)
	(620,741)		(4,742)		(1,392,138)		(185)		(204,005)
	(4,988,134)		(191,426)		(4,163,954)		(881,502)		(1,672,154)
	(63,479)		(24,544)		(1,180,290)		(29,582)		(22,700)
	(10,578,410)		(1,234,309)		(8,020,716)		(4,149,757)		(1,782,793)
	(3,057,697)		(313,050)		(1,558,592)		(2,579,004)		(231,687)
	(36,745,674)		(9,129,432)		(40,823,797)		(79,662,365)		(56,017,377)
	25,866,324,129		6,717,213,489		32,965,605,463		34,866,591,689		35,564,333,193
	13,065,921		2,450,576		17,072,247		57,770,699		40,356,091
	(27,398,313,328)		(6,891,820,130)		(34,842,459,560)		(37,223,034,176)		(32,934,054,242)
	(1,518,923,278)		(172,156,065)		(1,859,781,850)		(2,298,671,788)		2,670,635,042
	(1,518,923,278)		(172,156,065)		(1,859,781,850)		(2,298,671,788)		2,670,447,702
	5,502,319,930		1,308,388,125		5,612,757,025		10,413,321,186		4,998,448,169
$	3,983,396,652	$	1,136,232,060	$	3,752,975,175	$	8,114,649,398	$	7,668,895,871

37

Goldman Sachs Trust—Financial Square Funds

Statements of Changes in Net Assets

For the Year Ended December 31, 2002

	Prime Obligations Fund[a]	Money Market Fund[a]
From operations:		
Net investment income	$ 456,275,134	$ 226,575,484
Net realized gain on investment transactions	705,761	107,640
Net increase in net assets resulting from operations	456,980,895	226,683,124
Distributions to shareholders:		
From net investment income		
FST Shares	(374,118,889)	(208,315,863)
FST Select Shares	(2,283,209)	(1,428,517)
FST Preferred Shares	(22,628,669)	(2,783,095)
FST Capital Shares	(693,993)	(5)
FST Administration Shares	(42,937,785)	(8,597,768)
FST Service Shares	(14,318,350)	(5,557,876)
Total distributions to shareholders	(456,980,895)	(226,683,124)
From share transactions (at $1.00 per share):		
Proceeds from sales of shares	234,971,119,330	100,763,527,489
Reinvestment of dividends and distributions	225,924,771	125,631,709
Cost of shares repurchased	(236,305,167,665)	(108,169,121,311)
Net increase (decrease) in net assets resulting from share transactions	(1,108,123,564)	(7,279,962,113)
Total increase (decrease)	(1,108,123,564)	(7,279,962,113)
Net assets:		
Beginning of year	30,651,694,257	17,543,587,830
End of year	$ 29,543,570,693	$ 10,263,625,717

(a) FST Capital Shares commenced operations on August 12, 2002.

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund[a]	Treasury Instruments Fund[a]	Government Fund[a]	Federal Fund[a]	Tax-Free Money Market Fund[a]
	$ 79,188,014	$ 15,776,030	$ 85,256,647	$ 191,045,867	$ 55,295,405
	4,534,964	962,664	128,835	1,454,939	138,584
	83,722,978	16,738,694	85,385,482	192,500,806	55,433,989
	(42,435,378)	(13,993,735)	(45,460,809)	(173,339,625)	(50,332,298)
	(879,357)	(51,070)	(2,816,133)	(1,950)	(32,320)
	(8,221,692)	(644,319)	(14,577,981)	(1,285,812)	(2,626,176)
	(5)	(27,413)	(38,681)	(5)	(7,219)
	(20,436,977)	(1,061,863)	(18,058,779)	(10,244,711)	(1,770,208)
	(11,749,569)	(960,294)	(4,433,099)	(7,628,703)	(527,184)
	(83,722,978)	(16,738,694)	(85,385,482)	(192,500,806)	(55,295,405)
	32,360,830,621	6,688,311,327	46,842,799,132	48,059,231,121	22,548,068,053
	40,543,397	5,532,514	35,254,396	140,561,911	36,189,254
	(33,830,788,310)	(6,841,902,502)	(48,115,354,861)	(54,015,567,214)	(21,406,619,919)
	(1,429,414,292)	(148,058,661)	(1,237,301,333)	(5,815,774,182)	1,177,637,388
	(1,429,414,292)	(148,058,661)	(1,237,301,333)	(5,815,774,182)	1,177,775,972
	6,931,734,222	1,456,446,786	6,850,058,358	16,229,095,368	3,820,672,197
	$ 5,502,319,930	$ 1,308,388,125	$ 5,612,757,025	$ 10,413,321,186	$ 4,998,448,169

39

Notes to Financial Statements
December 31, 2003

1. Organization
Goldman Sachs Trust (the "Trust") is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Financial Square Funds, collectively, "the Funds", or individually, a "Fund". Financial Square consists of seven diversified funds: Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market. The Funds offer six classes of shares — FST Shares, FST Select Shares, FST Preferred Shares, FST Capital Shares, FST Administration Shares and FST Service Shares. The investment objective of the Funds is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments.

2. Significant Accounting Policies
The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—
Each Fund uses the amortized-cost method for valuing portfolio securities, which approximates market value. Under this method, all investments purchased at a discount or premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—
Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes—
It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions to shareholders are recorded on the ex-dividend date, declared daily and paid monthly by the Funds.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. There were no significant book-to-tax differences. Each Fund has distributed substantially all of its current year income and realized gains. The tax character of distributions paid during 2003 and 2002 was from ordinary income for the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds and from tax-exempt income for Tax-Free Money Market Fund.

At December 31, 2003 (tax year-end), the following Fund had a capital loss carryforward for U.S. federal tax purposes of approximately:

Fund	Amount	Year of Expiration
Tax-Free Money Market	$187,000	2011

This amount is available to be carried forward to offset future net capital gains to the extent permitted by applicable laws or regulations.

The amortized cost for each Fund stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes.

D. Expenses—
Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro-rata basis depending upon the nature of the expense. FST Select, FST Preferred, FST Capital, FST Administration and FST Service Shares bear all expenses and fees relating to their respective service plans.

E. Forward Commitment Transactions—
The Funds may enter into forward commitments. These transactions involve a commitment by the Funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond a customary settlement. As a result of entering into these transactions, the Funds are required to segregate liquid assets equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians under triparty repurchase agreements.

3. Agreements
Goldman Sachs Funds Management, L.P., a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. ("GSAM" or the "Adviser") effective at the end of April 2003 and assumed Goldman, Sachs & Co.'s ("Goldman Sachs") investment advisory responsibilities under its Investment Management Agreement (the "Agreement") with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. GSAM is an affiliate of Goldman Sachs, and under the Agreement, manages the Funds, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee ("Management Fee") computed daily and payable monthly, at an annual rate equal to .205% of each Fund's average daily net assets.

For the year ended December 31, 2003, GSAM has voluntarily agreed to waive a portion of its Management Fee equal annually to .035% of the average daily net assets of Prime Obligations, Money Market, Government and Tax-Free Money Market Funds and .015% of the average daily net assets of the Treasury Obligations, Treasury Instruments and Federal Funds.

Additionally, GSAM has voluntarily agreed to limit "Other Expenses" (excluding Management fees, service organization fees, taxes, interest, brokerage, litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, .01% (rounded) of the average daily net assets of each Fund.

In addition, the Funds have entered into certain expense offset arrangements with the custodian resulting in a reduction in the Funds' expenses.

Notes to Financial Statements (continued)
December 31, 2003

For the year ended December 31, 2003, the expense reductions were as follows (in thousands):

Fund	Management Fees Waived	Expenses Reimbursed by Adviser	Custody Fee Reductions	Total
Prime Obligations	$9,349	$ —	$ 1	$9,350
Money Market	3,794	—	1	3,795
Treasury Obligations	685	271	1	957
Treasury Instruments	170	377	2	549
Government	1,518	260	6	1,784
Federal	1,254	1	1	1,256
Tax-Free Money Market	2,307	—	345	2,652

Goldman Sachs serves as Transfer Agent and Distributor of shares of the Funds pursuant to Transfer Agent and Distribution Agreements and receives no separate fee.

At December 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management	Affiliated Dealers	Over Reimbursement of Expenses by Adviser	Total
Prime Obligations	$3,941	$ 1	$ —	$3,942
Money Market	1,512	—	—	1,512
Treasury Obligations	644	—	—	644
Treasury Instruments	180	—	—	180
Government	533	1	—	534
Federal	1,217	1	14	1,232
Tax-Free Money Market	1,020	—	—	1,020

4. Select, Preferred, Capital, Administration and Service Plans
The Trust, on behalf of each Fund, has adopted Service Plans. These plans allow for FST Select, FST Preferred, FST Capital, FST Administration and FST Service Shares, respectively, to compensate service organizations for providing varying levels of account administration and shareholder liaison services to their customers who are beneficial owners of such shares. The Service Plans for FST Select, FST Preferred, FST Capital, FST Administration and FST Service Shares provide for compensation to the service organizations in an amount up to 0.03%, 0.10%, 0.15%, 0.25% and 0.50% (on an annual basis), respectively, of the average daily net asset value of the respective shares.

5. Line of Credit Facility
The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary

or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the year ended December 31, 2003, the Funds did not have any borrowings under this facility.

6. Portfolio Concentrations
As a result of the Tax-Free Money Market Fund's ability to invest a large percentage of its assets in obligations of issuers within certain states, it is subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting such states.

7. Certain Reclassifications

In order to present the capital accounts on a tax basis, the Tax-Free Money Market Fund reclassified $27,648 from accumulated net realized gain on investment transactions to paid-in capital. This reclassification has no impact on the net asset value of the Fund. This reclassification resulted from retained long term capital gains. All taxable Funds classified short term capital gain distributions as distributions from net investment income.

8. Joint Repurchase Agreement Accounts

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At December 31, 2003, the Prime Obligations, Money Market, Treasury Obligations and Government Funds had undivided interests in the following Joint Repurchase Agreement Account I, which equaled $120,500,000, $110,300,000, $1,809,600,000 and $60,500,000, in principal amount, respectively. At December 31, 2003, the following repurchase agreements held in this Joint Repurchase Agreement Account I were fully collateralized by U.S. Treasury obligations.

JOINT REPURCHASE AGREEMENT ACCOUNT I

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.				
	$ 800,000,000	0.85%	01/02/2004	$ 800,037,778
J.P. Morgan Chase & Co.				
	401,600,000	0.85	01/02/2004	401,618,964
Merrill Lynch & Co., Inc.				
	600,000,000	0.80	01/02/2004	600,026,667
UBS LLC				
	400,000,000	0.84	01/02/2004	400,018,667
UBS LLC				
	700,000,000	0.84	01/02/2004	700,032,667
TOTAL	$2,901,600,000			$2,901,734,743

At December 31, 2003, the Prime Obligations, Money Market, and Government Funds had undivided interests in the following Joint Repurchase Agreement Account II, which equaled $1,800,000,000, $420,000,000 and $400,000,000, respectively, in principal amount. At December 31, 2003, the following repurchase agreements held in this Joint Repurchase Agreement Account II were fully collateralized by Federal Agency obligations.

JOINT REPURCHASE AGREEMENT ACCOUNT II

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.				
	$ 150,000,000	0.98%	01/02/2004	$ 150,008,167
Banc of America Securities LLC				
	500,000,000	1.01	01/02/2004	500,028,056
Barclays Capital PLC				
	200,000,000	1.00	01/02/2004	200,011,111
Deutsche Bank Securities, Inc.				
	500,000,000	0.98	01/02/2004	500,027,222
Greenwich Capital Markets				
	400,000,000	1.01	01/02/2004	400,022,444
J.P. Morgan Chase & Co.				
	400,000,000	1.01	01/02/2004	400,022,444
Morgan Stanley				
	100,000,000	0.90	01/02/2004	100,005,000
Morgan Stanley				
	220,000,000	0.99	01/02/2004	220,012,100
UBS LLC				
	248,400,000	0.97	01/02/2004	248,413,386

UBS LLC	380,000,000	0.98	01/02/2004	380,020,689
UBS LLC	500,000,000	1.00	01/02/2004	500,027,778
Westdeutsche Landesbank AG	300,000,000	1.02	01/02/2004	300,017,000
TOTAL	$3,898,400,000			$3,898,615,397

9. Other Matters

Pursuant to Securities and Exchange Commission ("SEC") exemptive orders, certain of the Funds may enter into certain principal transactions with Goldman Sachs.

Goldman Sachs Trust—Financial Square Funds

Notes to Financial Statements (continued)
December 31, 2003

10. Summary of Share Transactions (at $1.00 per share)
Share activity for the year ended December 31, 2003 is as follows:

	Prime Obligations Fund	Money Market Fund
FST Shares:		
Shares sold	172,811,517,351	62,660,685,275
Reinvestment of dividends and distributions	96,091,795	55,174,520
Shares repurchased	(172,722,811,886)	(61,521,396,137)
	184,797,260	1,194,463,658
FST Select Shares:		
Shares sold	2,656,012,319	761,238,343
Reinvestment of dividends and distributions	1,115,648	606,864
Shares repurchased	(2,799,045,343)	(671,553,111)
	(141,917,376)	90,292,096
FST Preferred Shares:		
Shares sold	16,016,232,199	754,996,661
Reinvestment of dividends and distributions	11,176,931	1,184,863
Shares repurchased	(16,951,764,867)	(819,561,521)
	(924,355,737)	(63,379,997)
FST Capital Shares:		
Shares sold	4,340,557,731	37,679,143
Reinvestment of dividends and distributions	454,015	172,532
Shares repurchased	(4,430,363,397)	(13,672,366)
	(89,351,651)	24,179,309
FST Administration Shares:		
Shares sold	20,429,710,746	4,085,890,635
Reinvestment of dividends and distributions	7,142,395	2,177,269
Shares repurchased	(20,283,839,939)	(4,121,136,043)
	153,013,202	(33,068,139)
FST Service Shares:		
Shares sold	8,833,946,399	959,581,714
Reinvestment of dividends and distributions	3,226,914	945,215
Shares repurchased	(9,038,015,469)	(1,064,973,795)
	(200,842,156)	(104,446,866)
Net increase (decrease) in shares	(1,018,656,458)	1,108,040,061

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
11,063,249,161	4,463,918,390	16,277,555,979	27,366,286,190	33,019,921,699
8,225,115	1,790,706	9,067,140	54,318,562	39,376,645
(11,638,885,984)	(4,630,997,116)	(17,443,088,876)	(29,300,402,600)	(30,544,377,238)
(567,411,708)	(165,288,020)	(1,156,465,757)	(1,879,797,848)	2,514,921,106
40,000,000	30,000,000	495,505,489	161	198,230,268
574,483	3,192	1,218,237	29	84,149
(97,499,895)	(35,006,275)	(625,989,114)	—	(122,533,379)
(56,925,412)	(5,003,083)	(129,265,388)	190	75,781,038
1,383,344,871	40,792,550	6,209,624,911	691,224,728	511,714,412
377,606	123,988	2,729,162	109,022	132,274
(1,720,989,090)	(61,537,188)	(6,768,706,427)	(704,440,767)	(485,562,793)
(337,266,613)	(20,620,650)	(556,352,354)	(13,107,017)	26,283,893
10,994,166	296,373,878	3,121,738,293	5,102,442	2,484,472
14,803	23,080	849,849	29,582	18,320
(29,827)	(287,349,268)	(3,032,632,013)	(385,000)	(6,940,858)
10,979,142	9,047,690	89,956,129	4,747,024	(4,438,066)
8,306,001,939	1,220,604,537	5,298,096,032	2,649,221,538	1,369,677,183
1,594,356	405,682	2,795,241	1,839,467	632,852
(8,504,998,895)	(1,241,511,087)	(5,310,527,605)	(2,916,896,125)	(1,303,431,828)
(197,402,600)	(20,500,868)	(9,636,332)	(265,835,120)	66,878,207
5,062,733,992	665,524,134	1,563,084,759	4,154,756,630	462,305,159
2,279,558	103,928	412,618	1,474,037	111,851
(5,435,909,637)	(635,419,196)	(1,661,515,525)	(4,300,909,684)	(471,208,146)
(370,896,087)	30,208,866	(98,018,148)	(144,679,017)	(8,791,136)
(1,518,923,278)	(172,156,065)	(1,859,781,850)	(2,298,671,788)	2,670,635,042

Notes to Financial Statements (continued)
December 31, 2003

10. Summary of Share Transactions (at $1.00 per share) (continued)
Share activity for the year ended December 31, 2002 is as follows:

	Prime Obligations Fund	Money Market Fund
FST Shares:		
Shares sold	191,464,413,709	92,480,465,082
Reinvestment of dividends and distributions	189,185,762	114,221,767
Shares repurchased	(194,517,330,157)	(99,309,233,285)
	(2,863,730,686)	(6,714,546,436)
FST Select Shares:		
Shares sold	1,836,573,932	931,456,444
Reinvestment of dividends and distributions	1,598,521	879,885
Shares repurchased	(1,831,888,041)	(1,231,387,829)
	6,284,412	(299,051,500)
FST Preferred Shares:		
Shares sold	10,243,777,866	640,795,453
Reinvestment of dividends and distributions	14,273,391	2,659,843
Shares repurchased	(8,909,138,766)	(660,790,801)
	1,348,912,491	(17,335,505)
FST Capital Shares (commenced August 12, 2002):		
Shares sold	955,580,069	1,000
Reinvestment of dividends and distributions	45,763	5
Shares repurchased	(526,931,818)	—
	428,694,014	1,005
FST Administration Shares:		
Shares sold	20,338,891,049	5,203,083,922
Reinvestment of dividends and distributions	12,676,099	5,566,687
Shares repurchased	(20,227,598,659)	(5,373,879,990)
	123,968,489	(165,229,381)
FST Service Shares:		
Shares sold	10,131,882,705	1,507,725,588
Reinvestment of dividends and distributions	8,145,235	2,303,522
Shares repurchased	(10,292,280,224)	(1,593,829,406)
	(152,252,284)	(83,800,296)
Net increase (decrease) in shares	(1,108,123,564)	(7,279,962,113)

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
14,738,118,185	5,168,207,078	18,132,692,197	39,489,140,284	20,848,121,753
23,690,942	4,332,202	13,597,830	132,470,018	35,003,098
(16,479,657,276)	(5,362,748,337)	(19,285,338,895)	(44,819,139,925)	(19,933,905,453)
(1,717,848,149)	(190,209,057)	(1,139,048,868)	(5,197,529,623)	949,219,398
88,391,165	130,573,622	885,889,300	5,016,057	20,023,573
873,343	23,384	2,616,484	1,926	32,318
(92,865,748)	(137,645,088)	(696,716,812)	(5,000,000)	(20,026,880)
(3,601,240)	(7,048,082)	191,788,972	17,983	29,011
3,634,026,895	125,024,423	18,973,559,752	629,846,685	630,573,675
751,638	525,118	12,495,530	454,149	681,435
(3,001,721,240)	(147,436,975)	(18,846,950,234)	(635,471,876)	(471,156,993)
633,057,293	(21,887,434)	139,105,048	(5,171,042)	160,098,117
1,000	21,297,942	202,243,834	1,000	7,637,256
5	27,413	24,532	5	6,116
—	(7,711,000)	(174,808,742)	—	(421,907)
1,005	13,614,355	27,459,624	1,005	7,221,465
7,778,146,620	727,749,780	6,800,529,305	3,220,192,699	568,656,792
5,271,168	416,812	5,444,181	3,757,724	244,986
(7,902,389,718)	(637,069,777)	(7,031,267,049)	(3,672,791,771)	(508,736,278)
(118,971,930)	91,096,815	(225,293,563)	(448,841,348)	60,165,500
6,122,146,756	515,458,482	1,847,884,744	4,715,034,396	473,055,004
9,956,301	207,585	1,075,839	3,878,089	221,301
(6,354,154,328)	(549,291,325)	(2,080,273,129)	(4,883,163,642)	(472,372,408)
(222,051,271)	(33,625,258)	(231,312,546)	(164,251,157)	903,897
(1,429,414,292)	(148,058,661)	(1,237,301,333)	(5,815,774,182)	1,177,637,388

Financial Highlights
Selected Data for a Share Outstanding Throughout Each Period
Prime Obligations Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.011	$(0.011)	$1.00	1.06%	$22,750,510	0.18%	1.07%	0.22%	1.03%
2003-FST Select Shares	1.00	0.010	(0.010)	1.00	1.03	53,859	0.21	1.06	0.25	1.02
2003-FST Preferred Shares	1.00	0.010	(0.010)	1.00	0.96	1,427,970	0.28	0.96	0.32	0.92
2003-FST Capital Shares	1.00	0.009	(0.009)	1.00	0.91	339,342	0.33	0.94	0.37	0.90
2003-FST Administration Shares	1.00	0.008	(0.008)	1.00	0.81	3,080,780	0.43	0.80	0.47	0.76
2003-FST Service Shares	1.00	0.006	(0.006)	1.00	0.56	872,453	0.68	0.56	0.72	0.52
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.75	22,565,712	0.18	1.74	0.22	1.70
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.72	195,777	0.21	1.70	0.25	1.66
2002-FST Preferred Shares	1.00	0.02	(0.02)	1.00	1.65	2,352,326	0.28	1.60	0.32	1.56
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.56	428,694	0.33[c]	1.29[c]	0.37[c]	1.25[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.50	2,927,767	0.43	1.48	0.47	1.44
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.24	1,073,295	0.68	1.24	0.72	1.20
2001-FST Shares	1.00	0.04	(0.04)	1.00	4.15	25,429,443	0.18	3.87	0.23	3.82
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.12	189,492	0.21	3.41	0.26	3.36
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.05	1,003,414	0.28	3.72	0.33	3.67
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.89	2,803,798	0.43	3.64	0.48	3.59
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.63	1,225,547	0.68	3.46	0.73	3.41
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.44	12,777,000	0.18	6.32	0.22	6.28
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.93	70,819	0.21[c]	6.48[c]	0.25[c]	6.44[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.34	454,883	0.28	6.21	0.32	6.17
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.18	2,084,745	0.43	6.09	0.47	6.05
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.91	1,005,373	0.68	5.81	0.72	5.77
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.18	8,062,549	0.18	5.09	0.23	5.04
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.07	219,711	0.28	4.87	0.33	4.82
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.91	1,051,831	0.43	4.88	0.48	4.83
1999-FST Service Shares	1.00	0.05	(0.05)	1.00	4.65	690,741	0.68	4.60	0.73	4.55

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)
Selected Data for a Share Outstanding Throughout Each Period
Money Market Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.011	$(0.011)	$1.00	1.06%	$10,389,312	0.18%	1.07%	0.22%	1.03%
2003-FST Select Shares	1.00	0.010	(0.010)	1.00	1.03	93,038	0.21	1.03	0.25	0.99
2003-FST Preferred Shares	1.00	0.010	(0.010)	1.00	0.96	113,299	0.28	0.98	0.32	0.94
2003-FST Capital Share	1.00	0.009	(0.009)	1.00	0.91	24,180	0.33	0.85	0.37	0.81
2003-FST Administration Shares	1.00	0.008	(0.008)	1.00	0.81	447,290	0.43	0.81	0.47	0.77
2003-FST Service Shares	1.00	0.006	(0.006)	1.00	0.56	304,547	0.68	0.57	0.72	0.53
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.75	9,194,848	0.18	1.76	0.22	1.72
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.72	2,746	0.21	1.81	0.25	1.77
2002-FST Preferred Shares	1.00	0.02	(0.02)	1.00	1.65	176,679	0.28	1.62	0.32	1.58
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.56	1	0.33[c]	1.73[c]	0.37[c]	1.69[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.50	480,359	0.43	1.50	0.47	1.46
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.24	408,993	0.68	1.24	0.72	1.20
2001-FST Shares	1.00	0.04	(0.04)	1.00	4.16	15,909,394	0.18	3.74	0.23	3.69
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.13	301,797	0.21	3.79	0.26	3.74
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.06	194,015	0.28	4.22	0.33	4.17
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.91	645,588	0.43	3.72	0.48	3.67
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.65	492,794	0.68	3.52	0.73	3.47
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.44	5,954,862	0.18	6.25	0.22	6.21
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.93	22,595	0.21[c]	6.41[c]	0.25[c]	6.37[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.34	163,779	0.28	6.11	0.32	6.07
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.18	421,498	0.43	6.02	0.47	5.98
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.92	396,927	0.68	5.78	0.72	5.74
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.18	8,747,861	0.18	5.08	0.22	5.04
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.07	241,179	0.28	4.99	0.32	4.95
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.92	403,602	0.43	4.81	0.47	4.77
1999-FST Service Shares	1.00	0.05	(0.05)	1.00	4.66	305,972	0.68	4.53	0.72	4.49

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period
Treasury Obligations Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.010	$(0.010)	$1.00	0.96%	$1,700,016	0.20%	0.92%	0.22%	0.90%
2003-FST Select Shares	1.00	0.009	(0.009)	1.00	0.93	9,513	0.23	0.88	0.25	0.86
2003-FST Preferred Shares	1.00	0.009	(0.009)	1.00	0.86	501,231	0.30	0.82	0.32	0.80
2003-FST Capital Shares	1.00	0.008	(0.008)	1.00	0.81	10,980	0.35	0.72	0.37	0.70
2003-FST Administration Shares	1.00	0.007	(0.007)	1.00	0.71	1,199,363	0.45	0.67	0.47	0.65
2003-FST Service Shares	1.00	0.005	(0.005)	1.00	0.46	562,294	0.70	0.44	0.72	0.42
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.65	2,267,428	0.20	1.58	0.22	1.56
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.62	66,438	0.23	1.53	0.25	1.51
2002-FST Preferred Shares	1.00	0.02	(0.02)	1.00	1.55	838,498	0.30	1.44	0.32	1.42
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.53	1	0.35[c]	1.38[c]	0.37[c]	1.36[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.40	1,396,765	0.45	1.31	0.47	1.29
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.15	933,190	0.70	1.06	0.72	1.04
2001-FST Shares	1.00	0.04	(0.04)	1.00	3.87	3,985,276	0.20	3.66	0.23	3.63
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	3.83	70,040	0.23	1.83	0.26	1.80
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.76	205,440	0.30	4.06	0.33	4.03
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.61	1,515,737	0.45	3.54	0.48	3.51
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.35	1,155,241	0.70	3.09	0.73	3.06
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.18	2,493,450	0.18	6.04	0.23	5.99
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.75	1	0.21[c]	6.33[c]	0.26[c]	6.28[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.08	271,388	0.28	5.95	0.33	5.90
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	5.92	1,379,728	0.43	5.83	0.48	5.78
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.66	676,118	0.68	5.55	0.73	5.50
1999-FST Shares	1.00	0.05	(0.05)	1.00	4.88	2,320,581	0.18	4.75	0.23	4.70
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.78	297,925	0.28	4.67	0.33	4.62
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.62	1,157,825	0.43	4.53	0.48	4.48
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.36	569,993	0.68	4.28	0.73	4.23

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)
Selected Data for a Share Outstanding Throughout Each Period
Treasury Instruments Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.009	$(0.009)	$1.00	0.89%	$ 805,747	0.20%	0.84%	0.25%	0.79%
2003-FST Select Shares	1.00	0.009	(0.009)	1.00	0.86	1	0.23	0.83	0.28	0.78
2003-FST Preferred Shares	1.00	0.008	(0.008)	1.00	0.79	8,053	0.30	0.77	0.35	0.72
2003-FST Capital Shares	1.00	0.007	(0.007)	1.00	0.74	22,662	0.35	0.70	0.40	0.65
2003-FST Administration Shares	1.00	0.006	(0.006)	1.00	0.64	187,685	0.45	0.59	0.50	0.54
2003-FST Service Shares	1.00	0.004	(0.004)	1.00	0.39	112,084	0.70	0.33	0.75	0.28
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.57	971,035	0.20	1.47	0.25	1.42
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.54	5,004	0.23	1.76	0.28	1.71
2002-FST Preferred Shares	1.00	0.01	(0.01)	1.00	1.47	28,674	0.30	1.39	0.35	1.34
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.52	13,614	0.35[c]	1.09[c]	0.40[c]	1.04[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.31	208,186	0.45	1.14	0.50	1.09
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.06	81,875	0.70	0.98	0.75	0.93
2001-FST Shares	1.00	0.04	(0.04)	1.00	3.79	1,161,245	0.20	3.52	0.26	3.46
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	3.75	12,052	0.23	1.91	0.29	1.85
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.68	50,561	0.30	3.32	0.36	3.26
2001-FST Administration Shares	1.00	0.03	(0.03)	1.00	3.53	117,089	0.45	3.22	0.51	3.16
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.27	115,500	0.70	3.01	0.76	2.95
2000-FST Shares	1.00	0.06	(0.06)	1.00	5.90	734,427	0.18	5.80	0.28	5.70
2000-FST Select Shares (commenced January 31)	1.00	0.05	(0.05)	1.00	5.44	1	0.21[c]	5.85[c]	0.31[c]	5.75[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	5.79	2,380	0.28	5.67	0.38	5.57
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	5.64	42,533	0.43	5.40	0.53	5.30
2000-FST Service Shares	1.00	0.05	(0.05)	1.00	5.38	68,194	0.68	5.18	0.78	5.08
1999-FST Shares	1.00	0.05	(0.05)	1.00	4.60	428,732	0.18	4.51	0.24	4.45
1999-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.49	208	0.28	4.53	0.34	4.47
1999-FST Administration Shares	1.00	0.04	(0.04)	1.00	4.34	67,748	0.43	4.29	0.49	4.23
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.08	42,095	0.68	4.07	0.74	4.01

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)
Selected Data for a Share Outstanding Throughout Each Period
Government Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.010	$(0.010)	$1.00	1.04%	$1,906,071	0.18%	1.05%	0.22%	1.01%
2003-FST Select Shares	1.00	0.010	(0.010)	1.00	1.01	114,133	0.21	1.02	0.25	0.98
2003-FST Preferred Shares	1.00	0.009	(0.009)	1.00	0.94	433,695	0.28	0.96	0.32	0.92
2003-FST Capital Shares	1.00	0.009	(0.009)	1.00	0.89	117,416	0.33	0.87	0.37	0.83
2003-FST Administration Shares	1.00	0.008	(0.008)	1.00	0.79	934,764	0.43	0.78	0.47	0.74
2003-FST Service Shares	1.00	0.005	(0.005)	1.00	0.54	246,896	0.68	0.54	0.72	0.50
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.69	3,062,537	0.18	1.68	0.22	1.64
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.66	243,398	0.21	1.60	0.25	1.56
2002-FST Preferred Shares	1.00	0.02	(0.02)	1.00	1.59	990,048	0.28	1.58	0.32	1.54
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.54	27,460	0.33[c]	1.18[c]	0.37[c]	1.14[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.44	944,400	0.43	1.40	0.47	1.36
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.19	344,914	0.68	1.19	0.72	1.15
2001-FST Shares	1.00	0.04	(0.04)	1.00	4.09	4,201,586	0.18	3.76	0.24	3.70
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.05	51,609	0.21	3.15	0.27	3.09
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.98	850,943	0.28	3.68	0.34	3.62
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.83	1,169,694	0.43	3.52	0.49	3.46
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.57	576,226	0.68	3.17	0.74	3.11
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.31	1,859,266	0.18	6.14	0.23	6.09
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.84	11,247	0.21[c]	6.30[c]	0.26[c]	6.25[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.21	361,111	0.28	6.19	0.33	6.14
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.05	595,037	0.43	5.93	0.48	5.88
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.79	273,355	0.68	5.60	0.73	5.55
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.03	2,260,275	0.18	4.91	0.22	4.87
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.93	181,155	0.28	4.81	0.32	4.77
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.77	519,266	0.43	4.67	0.47	4.63
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.51	435,192	0.68	4.35	0.72	4.31

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period
Federal Fund

	Net asset value, beginning of period	Net investment income[(a)]	Distributions to shareholders	Net asset value, end of period	Total return[(b)]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.010	$(0.010)	$1.00	1.00%	$ 7,076,044	0.20%	0.99%	0.22%	0.97%
2003-FST Select Shares	1.00	0.010	(0.010)	1.00	0.97	19	0.23	0.95	0.25	0.93
2003-FST Preferred Shares	1.00	0.009	(0.009)	1.00	0.90	108,637	0.30	0.87	0.32	0.85
2003-FST Capital Shares	1.00	0.008	(0.008)	1.00	0.84	4,748	0.35	0.77	0.37	0.75
2003-FST Administration Shares	1.00	0.007	(0.007)	1.00	0.74	419,747	0.45	0.75	0.47	0.73
2003-FST Service Shares	1.00	0.005	(0.005)	1.00	0.49	505,454	0.70	0.49	0.72	0.47
2002-FST Shares	1.00	0.02	(0.02)	1.00	1.65	8,955,842	0.20	1.64	0.22	1.62
2002-FST Select Shares	1.00	0.02	(0.02)	1.00	1.62	19	0.23	1.23	0.25	1.21
2002-FST Preferred Shares	1.00	0.02	(0.02)	1.00	1.55	121,744	0.30	1.54	0.32	1.52
2002-FST Capital Shares (commenced August 12)	1.00	0.01	(0.01)	1.00	0.53	1	0.35[(c)]	1.43[(c)]	0.37[(c)]	1.41[(c)]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.40	685,582	0.45	1.39	0.47	1.37
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	1.15	650,133	0.70	1.14	0.72	1.12
2001-FST Shares	1.00	0.04	(0.04)	1.00	4.05	14,153,371	0.20	3.87	0.22	3.85
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.02	1	0.23	3.59	0.25	3.57
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.95	126,915	0.30	3.76	0.32	3.74
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.79	1,134,424	0.45	3.75	0.47	3.73
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.53	814,384	0.70	3.43	0.72	3.41
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.26	8,296,788	0.20	6.16	0.23	6.13
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.77	1	0.23[(c)]	6.16[(c)]	0.24[(c)]	6.13[(c)]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.16	145,000	0.30	5.93	0.32	5.90
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.00	1,024,184	0.45	5.89	0.48	5.86
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.74	899,691	0.70	5.61	0.73	5.58
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.05	4,206,119	0.18	4.96	0.23	4.91
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.94	186,590	0.28	5.05	0.33	5.00
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.79	789,529	0.43	4.71	0.48	4.66
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.53	478,635	0.68	4.46	0.73	4.41

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)
Selected Data for a Share Outstanding Throughout Each Period
Tax-Free Money Market Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2003-FST Shares	$1.00	$0.009	$(0.009)	$1.00	0.89%	$7,052,124	0.18%	0.87%	0.22%	0.83%
2003-FST Select Shares	1.00	0.009	(0.009)	1.00	0.86	75,811	0.21	0.85	0.25	0.81
2003-FST Preferred Shares	1.00	0.008	(0.008)	1.00	0.79	204,104	0.28	0.79	0.32	0.75
2003-FST Capital Shares	1.00	0.007	(0.007)	1.00	0.74	2,784	0.33	0.75	0.37	0.71
2003-FST Administration Shares	1.00	0.006	(0.006)	1.00	0.64	273,661	0.43	0.61	0.47	0.57
2003-FST Service Shares	1.00	0.004	(0.004)	1.00	0.39	60,412	0.68	0.38	0.72	0.34
2002-FST Shares	1.00	0.01	(0.01)	1.00	1.30	4,537,375	0.18	1.29	0.22	1.25
2002-FST Select Shares	1.00	0.01	(0.01)	1.00	1.27	30	0.21	1.28	0.25	1.24
2002-FST Preferred Shares	1.00	0.01	(0.01)	1.00	1.20	177,825	0.28	1.20	0.32	1.16
2002-FST Capital Shares (commenced August 12)	1.00	—[d]	—[d]	1.00	0.44	7,222	0.33[c]	0.94[c]	0.37[c]	0.90[c]
2002-FST Administration Shares	1.00	0.01	(0.01)	1.00	1.05	206,792	0.43	1.04	0.47	1.00
2002-FST Service Shares	1.00	0.01	(0.01)	1.00	0.80	69,204	0.68	0.79	0.72	0.75
2001-FST Shares	1.00	0.03	(0.03)	1.00	2.60	3,588,030	0.18	2.46	0.23	2.41
2001-FST Select Shares	1.00	0.03	(0.03)	1.00	2.57	1	0.21	2.73	0.26	2.68
2001-FST Preferred Shares	1.00	0.02	(0.02)	1.00	2.50	17,722	0.28	2.45	0.33	2.40
2001-FST Administration Shares	1.00	0.02	(0.02)	1.00	2.34	146,621	0.43	2.27	0.48	2.22
2001-FST Service Shares	1.00	0.02	(0.02)	1.00	2.09	68,298	0.68	2.04	0.73	1.99
2000-FST Shares	1.00	0.04	(0.04)	1.00	3.95	2,693,098	0.18	3.93	0.23	3.88
2000-FST Select Shares (commenced January 31)	1.00	0.04	(0.04)	1.00	3.66	1	0.21[c]	3.97[c]	0.26[c]	3.92[c]
2000-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.85	18,568	0.28	3.81	0.33	3.76
2000-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.69	108,335	0.43	3.66	0.48	3.61
2000-FST Service Shares	1.00	0.03	(0.03)	1.00	3.43	71,614	0.68	3.46	0.73	3.41
1999-FST Shares	1.00	0.03	(0.03)	1.00	3.13	1,775,327	0.18	3.12	0.22	3.08
1999-FST Preferred Shares	1.00	0.03	(0.03)	1.00	3.03	31,359	0.28	2.99	0.32	2.95
1999-FST Administration Shares	1.00	0.03	(0.03)	1.00	2.88	127,967	0.43	2.81	0.47	2.77
1999-FST Service Shares	1.00	0.03	(0.03)	1.00	2.62	69,465	0.68	2.61	0.72	2.57

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than a full year are not annualized.

(c) Annualized.

(d) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Report of Independent Auditors

To the Board of Trustees of Goldman Sachs Trust and the
Shareholders of Financial Square Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments (excluding bond ratings), and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prime Obligations Fund, Money Market Fund, Treasury Obligations Fund, Treasury Instruments Fund, Government Fund, Federal Fund and Tax-Free Money Market Fund (collectively, the "Financial Square Funds"), funds of Goldman Sachs Trust, at December 31, 2003, and the results of each of their operations and the changes in each of their net assets for each of the periods indicated and the financial highlights for each of the four periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Financial Square Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the Financial Square Funds for the period ended prior to December 31, 2000 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on the financial statements in their report dated February 14, 2000.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2004

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (1998-Present); Director, Private Equity Investors-III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
John P. Coblentz, Jr. Age: 62	Trustee	Since 2003	Partner, Deloitte & Touche LLP (June 1975-May 2003). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Patrick T. Harker Age: 45	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois	64	None

(banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present).

Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).

57

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999- Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).
Interested Trustees					
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
*James A. McNamara Age: 41	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); and Director of Institutional Fund Sales, GSAM (April 1998-December 2000). Vice President— Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee— Goldman Sachs Mutual Fund Complex (registered	64	None

			investment companies).		
*Alan A. Shuch Age: 54	Trustee	Since 1990	Advisory Director— GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None

58

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 43	Trustee & President	Since 2001	Managing Director, GSAM (1997-Present). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
		Since 2002	President— Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary— Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).		

* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2003, the Trust consisted of 58 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Address and Age	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 43	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies). President— Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary— Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 39	Treasurer	Since 1997	Managing Director, Goldman Sachs (December 2003-Present) Vice President, Goldman Sachs (July 1995-December 2003). Treasurer— Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President— Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 41	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); and Director of Institutional Fund Sales, GSAM (April 1998-December 2000). Vice President— Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee— Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary— Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Financial Square Funds—Tax Information (unaudited)

During the year ended December 31, 2003, 100% of the distributions from net investment income paid by the Financial Square Tax-Free Money Market Fund were exempt-interest dividends and as such, are not subject to U.S. Federal income tax.

This Annual Report is authorized for distribution to prospective investors only when preceded or accompanied by a Goldman Sachs Trust Financial Square Funds Prospectus which contains facts concerning each Fund's objectives and policies, management, expenses and other information.



GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

FSQ/AR 12/03

Goldman Sachs Funds
32 Old Slip
New York, NY 10005

ITEM 2.   CODE OF ETHICS.

(a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

(b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

(c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Item 4 — Principal Accountant Fees and Services for the Goldman Sachs Trust: The accountant fees below reflect the aggregate fees paid by all of the Funds of the Goldman Sachs Trust and includes the Goldman Sachs Funds to which this certified shareholder report relates
Table 1 – Items 4(a) -4(d)

	2003	2002	Description of Services Rendered
Audit Fees:			
• PricewaterhouseCoopers LLP ("PwC")	$628,650	$503,700	Financial statement audits
• Ernst & Young LLP ("E&Y")	$316,000	$188,000	Financial statement audits
Audit-Related Fees			
• PwC	$128,500	$128,500	Other attest services
• E&Y	$ 0	$ 0	
Tax Fees			
• PwC	$175,900	$171,300	Tax compliance services provided in connection with the preparation and review of the Registrant's tax returns
• E&Y	$ 75,650	$ 57,800	Tax compliance services provided in connection with the preparation and review of the Registrant's tax returns
All Other Fees	$ 0	$ 0	

Items 4(b)(c) & (d) Table 2. Non-Audit Services to the Goldman Sachs Trust's service affiliates * that were pre-approved by the Goldman Sachs Trust's Audit Committee pursuant to Rule 2-01(c)(7)(ii) of Regulation S-X

	2003	2002	Description of Services Rendered
Audit-Related Fees			
• PwC	$524,000	N/A	Internal control review performed in accordance with Statement on Auditing Standards No. 70.
• E&Y	$ 0	N/A	
Tax Fees			

• PwC	$	0	N/A	
• E&Y	$	0	N/A	
All Other Fees				
• PwC	$	0	N/A	
• E&Y	$	6,000	N/A	Represents access to an on-line accounting reference tool for certain employees of the Trust's distributor.

---

* These include the advisor (excluding sub-advisors) and any entity controlling, controlled by or under common control with the advisor that provides ongoing services to the registrant (hereinafter referred to as "service affiliates").

Item 4(e)(1) — Audit Committee Pre-Approval Policies and Procedures

<u>Pre-Approval of Audit and Non-Audit Services Provided to the Funds of the Goldman Sachs Trust.</u> The Audit and Non-Audit Services Pre-Approval Policy (the "Policy") adopted by the Audit Committee of Goldman Sachs Trust ("GST") sets forth the procedures and the conditions pursuant to which services performed by an independent auditor for GST may be pre-approved. Services may be pre-approved specifically by the Audit Committee as a whole or, in certain circumstances, by the Audit Committee Chairman or the person designated as the Audit Committee Financial Expert. In addition, subject to specified cost limitations, certain services may be pre-approved under the provisions of the Policy. The Policy provides that the Audit Committee will consider whether the services provided by an independent auditor are consistent with the Securities and Exchange Commission's rules on auditor independence. The Policy provides for periodic review and pre-approval by the Audit Committee of the services that may be provided by the independent auditor.

<u>De Minimis Waiver.</u> The pre-approval requirements of the Policy may be waived with respect to the provision of non-audit services that are permissible for an independent auditor to perform, provided (1) the aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenues subject to pre-approval that was paid to the independent auditors during the fiscal year in which the services are provided; (2) such services were not recognized by GST at the time of the engagement to be non-audit services; and (3) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee, pursuant to the pre-approval provisions of the Policy.

<u>Pre-Approval of Non-Audit Services Provided to GST's Investment Advisers.</u> The Policy provides that, in addition to requiring pre-approval of audit and non-audit services provided to GST, the Audit Committee will pre-approve those non-audit services provided to GST's investment advisers (and entities controlling, controlled by or under common control with the investment advisers that provide ongoing services to GST) where the engagement relates directly to the operations or financial reporting of GST.

Item 4(e)(2) – 0% of the audit-related fees, tax fees and other fees listed in Table 1 were approved by the Trust's audit committee pursuant to the "de minimis" exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X. In addition, 0% of the non-audit services to the Goldman Sachs Trust's service affiliates listed in Table 2 were approved by the Trust's audit committee pursuant to the "de minimis" exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 4(f) – Not applicable.

Items 4(g) Aggregate Non-Audit Fees Disclosure

The aggregate non-audit fees billed to the Goldman Sachs Trust by PricewaterhouseCoopers LLP for the 12 months ended November 28, 2003 and November 29, 2002 were approximately $304,400 and $299,800, respectively. The aggregate non-audit fees billed to the Goldman Sachs Trust's adviser and service affiliates by PricewaterhouseCoopers LLP for non-audit services for the twelve months ended November 28, 2003 and November 29, 2002 were approximately $5.5 million and $8.4 million, respectively. The 2003 amount includes fees for non-audit services required to be pre-approved [see Table 2] and fees for non-audit services that did not require pre-approval since they did not directly relate to the Goldman Sachs Trust's operations or financial reporting.

The aggregate non-audit fees billed to the Goldman Sachs Trust by Ernst & Young LLP for the 12 months ended December 31, 2003 and December 31, 2002 were approximately $75,650 and $57,800, respectively. The aggregate non-audit fees billed to the Goldman Sachs Trust's adviser and service affiliates by Ernst & Young LLP for non-audit services for the twelve months ended December 31, 2003 and December 31, 2002 were approximately $30.9 million and $15.4 million, respectively. The 2003 amount includes fees for non-audit services required to be pre-approved [see Table 2] and fees for non-audit services that did not require pre-approval since they did not directly relate to the Goldman Sachs Trust's operations or financial reporting.

Items 4(h) — The Goldman Sachs Trust's audit committee has considered whether the provision of non-audit services to the Goldman Sachs Trust's investment advisor and service affiliates that did not require pre-approval pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the auditors' independence.

ITEM 5.　　　AUDIT COMMITTEE OF LISTED REGISTRANTS.

　　　　　　Not applicable.

ITEM 6.　　　[RESERVED]

ITEM 7.　　　DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

　　　　　　Not applicable.

ITEM 8.　　　PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS
　　　　　　Not applicable.

ITEM 9.　　　SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
　　　　　　Not Applicable to annual reports for the year ended December 31, 2003

ITEM 10.　　CONTROLS AND PROCEDURES.

　　(a)　　　The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

　　(b)　　　There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.　　EXHIBITS.

　　(a)(1)　Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

　　(a)(2)　Exhibit 99.CERT　　　　　　　　　Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

　　(b)　　Exhibit 99.906CERT　　　　　　　Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke

                Kaysie P. Uniacke
                President/Principal Executive Officer
                Goldman Sachs Trust

Date: March 5, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke

                Kaysie P. Uniacke
                President/Principal Executive Officer
                Goldman Sachs Trust

Date: March 5, 2004

By: /s/ John M. Perlowski

                John M. Perlowski
                Treasurer/Principal Financial Officer
                Goldman Sachs Trust

Date: March 5, 2004